Exhibit 99.3

EXECUTION VERSION

THE SECURITIES BEING SUBSCRIBED HEREUNDER OR ISSUABLE UPON EXERCISE OF SUCH SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made February 14, 2024

AMONG:

NOUVEAU MONDE GRAPHITE INC., a company organized and existing under the laws of Canada

(the “Corporation”)

- and -

PANASONIC HOLDINGS CORPORATION, a company organized and existing under the laws of Japan

(the “Investor”).

RECITALS:

A.	The Investor has agreed to make an investment in the Corporation for an aggregate amount of US$25,000,000.00 on the terms and conditions set forth in this Agreement and the Warrant Certificate (as defined below);

B.	The investment shall consist of a subscription for 12,500,000 Common Shares (as defined below) and the Warrants (as defined below) from the Corporation for an aggregate subscription price of US$25,000,000.00 pursuant to the terms and conditions set forth in this Agreement and the Warrant Certificate (the “Investment”);

C.	In conjunction with the transactions contemplated by this Agreement, Panasonic Energy Co., Ltd., an Affiliate (as defined below) of the Investor (“Panasonic Energy”) and the Corporation shall enter into the Offtake Agreement (as defined below) and the Investor and the Corporation shall enter into the Investor Rights Agreement (as defined below) and the Registration Rights Agreement (as defined below); and

D.	The Investor and the Corporation have agreed to enter into this Agreement to record their agreement in respect of these matters.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement and the Ancillary Agreements (as defined below), the parties hereby agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise provided:

(a)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (i) controls such specified Person, (ii) is controlled by such specified Person, or (iii) is under common control with such specified Person;

(b)	“Agreement” means this subscription agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(c)	“Ancillary Agreements” means the Offtake Agreement, the Investor Rights Agreement, the Registration Rights Agreement and the Warrant Certificate;

(d)	“Anti-Corruption Laws” means all Applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical c.onduct including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977, as amended and the U.K. Bribery Act;

(e)	“Applicable Laws” means, with respect to any Person, property, transaction event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, Orders enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(f)	“Assets and Properties” means, with respect to any Person, all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession or control of such Person;

(g)	“Bécancour Project” means the battery anode material plant project in Bécancour, Québec, Canada (including the constructions, engineering, permitting, procurement, buildings, improvements and equipment that make up the plant to be constructed);

(h)	“Bécancour Site” means that certain emplacement known and designated as being lot 3 294 065 of the Cadastre of Québec, Registration Division of Nicolet (Nicolet 2) with the vacant lot thereon fronting on Avenue G.-A., Boulet, in the City of Bécancour, Québec;

(i)	“BIS” means the U.S. Bureau of Industry and Security;

(j)	“Board” means the board of directors of the Corporation;

(k)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec, New York, New York or in Tokyo, Japan and (ii) a day on which banks are generally closed in the Province of Québec, New York, New York or in Tokyo, Japan;

(l)	“Change of Control” means (A) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Corporation, or (B) the acquisition by any Person, directly or indirectly, of the right or ability by voting power contract or otherwise to direct or cause the election or designation for election of a majority of the members of the Board;

(m)	“Claim” means any cause of action, claim, demand, lawsuit, audit, hearing, examination, investigation, proceeding, arbitration, or other litigation or proceeding (whether civil, criminal, administrative or investigative), including, for greater certainty, any proceeding or investigation by or before a Governmental Entity;

(n)	“Closing” has the meaning ascribed thereto in Section 5.1;

(o)	“Closing Date” means the third Business Day following the satisfaction or waiver of all of the closing conditions set forth in Section 4.1 and Section 4.2 of this Agreement (excluding conditions that, by their terms, are to be satisfied at the Closing), or such other date as may be mutually agreed by the Corporation and the Investor;

(p)	“Closing Time” means 8:00 a.m. (Montréal time) on the Closing Date, or such other time as may be mutually agreed by the Corporation and the Investor;

(q)	“Collaboration Agreement” means the Entente de collaboration et de partage des bénéfices relative au projet minier Matawinie executed on January 23, 2020, between the Corporation and the Municipalité de Saint-Michel-des-Saints;

(r)	“Common Shares” means common shares in the capital of the Corporation;

(s)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral;

(t)	“control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constitutional documents of that entity, or any other document, regulating that or any other entity;

control is deemed to arise (without limitation to other circumstances in which control may arise) when that person:

(iii)	owns more than 50% of all voting interests (or similar, however described) in that entity; or

(iv)	has the power, whether through contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity;

(u)	“Corporation Annual Financial Statements” means the consolidated audited financial statements of the Corporation for the financial years ended December 31, 2022 and 2021 including the notes thereto;

(v)	“Corporation Financial Statements” means, collectively, the Corporation Annual Financial Statements and the Corporation Interim Financial Statements;

(w)	“Corporation Indemnified Parties” has the meaning ascribed thereto in Section 8.2(a);

(x)	“Corporation Interim Financial Statements” means the unaudited condensed consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2023 including the notes thereto;

(y)	“Direct Claim” has the meaning ascribed thereto in Section 8.3(a);

(z)	“Disclosure Documents” means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on SEDAR+ or with the United States Securities and Exchange Commission on EDGAR or otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars and technical reports since January 1, 2022;

(aa)	“Disclosure Letter” means the disclosure letter of the Corporation delivered to the Investor concurrently with the execution of this Agreement;

(bb)	“Dispute” has the meaning ascribed thereto in Section 9.7(b);

(cc)	“DRS” means Direct Registration System maintained by the transfer agent of the Corporation for the Common Shares;

(dd)	“DRS Advice” means a notification produced by the DRS evidencing ownership of the Common Shares;

(ee)	“Employee Plans” has the meaning ascribed thereto in Section 3.1(ooo);

(ff)	“Environmental Laws” means all Applicable Laws currently in existence relating in whole or in part to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances, including, without limitation, the Environment Quality Act (Québec) and the Canadian Environmental Protection Act;

(gg)	“Environmental Permits” includes all Orders, Permits, certificates, approvals, consents, registrations and licences issued by any authority of competent jurisdiction under any Environmental Law;

(hh)	“ERISA” has the meaning ascribed thereto in Section 3.1(ooo);

(ii)	“Existing Financial Indebtedness” means:

(i)	all indebtedness listed in the Corporation Interim Financial Statements;

(ii)	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(iii)	the 3.0% net smelter royalty granted by the Corporation to Pallinghurst Graphite Limited pursuant to the royalty agreement dated August 28, 2020 as assigned to Pallinghurst Graphite International Limited pursuant to an Assignment and Assumption Agreement dated December 17, 2020, and as amended on August 18, 2023; and

(iv)	the royalty and payments granted by the Corporation to the Municipality of Saint-Michel-des-Saints pursuant to the Entente de collaboration de partage des bénéfices relative au projet minier Matawinie (collaboration and benefit-sharing agreement related to the Matawinie Project) dated January 23, 2020 with the Municipality of Saint-Michel-des-Saints;

(jj)	“Existing Instrument” has the meaning ascribed thereto in Section 3.1(c);

(kk)	“FEOC” means a (A) Person who is a “foreign entity of concern,” as such term is defined in Section 30D of the Internal Revenue Code of 1986, as amended, or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states,” as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy;

(ll)	“FID” has the meaning ascribed thereto in the Offtake Agreement;

(mm)	“Financial Indebtedness” means any indebtedness for or in respect of:

(i)	moneys borrowed (and debit balances at banks or other financial institutions);

(ii)	any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

(iii)	any amount raised pursuant to any note purchase facility or the issue of notes, debentures, loan stock or any similar instrument;

(iv)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease (meaning that the lease is capitalized as an asset and booked as a corresponding liability in the balance sheet);

(v)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis provided that the requirements for derecognition under IFRS are met);

(vi)	any derivative transaction entered into and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(vii)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not a member of the Corporation which liability would fall within one of the other paragraphs of this definition;

(viii)	any amount raised by the issue of redeemable shares which are classified as borrowings under IFRS;

(ix)	any amount of any liability under an advance or deferred purchase agreement, if (a) the primary reason behind entering into the agreement is to raise finance or (b) the agreement is in respect of the supply of assets or services and payment is due more than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(x)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under IFRS; and

(xi)	without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (i) to (x) above;

(nn)	“First Nation” means the Indian, Inuit and Métis peoples of Canada; a band as defined pursuant to the Indian Act (RSC 1985, c I-5); any government or council including customary government or council established for the benefit of Indian, Inuit and Métis peoples of Canada; a corporation, trust, partnership or other unincorporated organization belonging to or established for the benefit of the Indian, Inuit or Métis peoples of Canada or in which one or more Indian, Inuit or Métis hold an interest; and also includes a third party acting on its behalf;

(oo)	“Future Offtake Contracts” means any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID;

(pp)	“GDPR” has the meaning ascribed thereto in Section 3.1(sss);

(qq)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(rr)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(ss)	“Hazardous Materials” has the meaning ascribed thereto in Section 3.1(xx);

(tt)	“ICC Rules” has the meaning ascribed thereto in Section 9.7(b);

(uu)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and any interpretations thereof issued by the International Financial Reporting Interpretations Committee;

(vv)	“Indemnified Party” means, in the case of Losses for which indemnification is provided under Section 8.2, any of the Corporation Indemnified Parties, or in the case of Losses for which indemnification is provided under Section 8.1, any of the Investor Indemnified Parties;

(ww)	“Indemnifying Party” means either the Corporation or the Investor, as applicable;

(xx)	“Intellectual Property” has the meaning ascribed thereto in Section 3.1(tt);

(yy)	“Intercompany Loan” means any loan provided by the Corporation to an Affiliate of the Corporation;

(zz)	“International Jurisdiction” has the meaning ascribed thereto in Section 3.2(d);

(aaa)	“Investment” has the meaning ascribed thereto in the recitals;

(bbb)	“Investor Indemnified Parties” has the meaning ascribed thereto in Section 8.1(a);

(ccc)	“Investor Rights Agreement” means the investor rights agreement to be entered into between the Corporation and the Investor dated the Closing Date in the form attached as Schedule D;

(ddd)	“IQ” means Investissement Québec, together with its successors and permitted assigns;

(eee)	“IT Systems and Data” has the meaning ascribed thereto in Section 3.1(rrr);

(fff)	“Japan SPC” means a special purpose vehicle to be established by the Investor and certain other parties acceptable to the Corporation, acting reasonably, in connection with the Investor’s investment in the Corporation;

(ggg)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(hhh)	“Loss” means any loss, liability, Claim, damage, cost, and expense whatsoever (including reasonable legal, consultant, expert, and other professional advisor fees and expenses), including any amounts paid in settlement of any investigation, Order, litigation, proceeding or Claim;

(iii)	“Mason Transaction” means the acquisition by the Corporation of the Lac Guéret property and other related assets pursuant to the Asset Purchase Agreement dated January 21, 2024 between the Corporation and Mason Resources Inc.;

(jjj)	“Matawinie Project” means the Matawinie graphite mine project located in Saint-Michel-des-Saints, Québec, Canada, approximately 150 kilometers north of Montréal, Québec and includes 235 mining claims covering 12,707 hectares;

(kkk)	“Material Adverse Effect” means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of the Corporation and the Subsidiaries taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Effect:

(i)	changes in the regulatory accounting requirements applicable to the Corporation or the Subsidiaries;

(ii)	changes in general economic or political conditions (whether international, national or local);

(iii)	changes (including changes of Applicable Laws) generally affecting the industry or industries in which the Corporation or the Subsidiaries operate;

(iv)	acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v)	shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the members of the Corporation or the Subsidiaries;

(vi)	the announcement or consummation of the transactions contemplated by this Agreement;

(vii)	any action taken (or omitted to be taken) at the express written request or with the express written consent of the Investor;

(viii)	any action taken by the Corporation or the Subsidiaries that is required pursuant to this Agreement; or

(ix)	any failure by the Corporation or the Subsidiaries to meet any internal or published projections or forecasts for any period (it being understood that the underlying cause of the failure, if any, to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Effect has occurred or could occur);

(x)	provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact the Corporation and the Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which the Corporation or the Subsidiaries operate;

(lll)	“Material Contract” means each Contract that is material to the business, affairs or operations of the Corporation and the Subsidiaries;

(mmm)	“Mining Rights” has the meaning ascribed thereto in Section 3.1(v);

(nnn)	“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(ggg);

(ooo)	“National Instrument 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, or the equivalent in the Reporting Jurisdictions;

(ppp)	“Notes” means the unsecured convertible notes issued by the Corporation on November 8, 2022 to Mitsui & Co., Ltd., IQ, and Pallinghurst Bond Limited, as amended and/or amended and restated from time to time;

(qqq)	“NYSE” means the New York Stock Exchange;

(rrr)	“OFAC” has the meaning ascribed thereto in Section 3.1(hhh);

(sss)	“Offtake Agreement” means the offtake agreement by and between the Corporation and Panasonic Energy dated the date hereof in the form attached as Schedule C;

(ttt)	“Operating Lease” means any leases which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are not treated as finance or capital leases;

(uuu)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(vvv)	“Ordinary Course”, when used in relation to the taking of any action by any Person, means that the action is consistent with the past practices of such Person, or its business, is taken in the ordinary course of normal day-to-day operations of such Person, or its business and is consistent with reasonable, industry standard actions by the Corporation including in furtherance of capital-raising activities of the Corporation;

(www)	“Outside Date” means the date that is 30 days following the date hereof;

(xxx)	“Permit” means any permit, license, approval, or other authorization required to be obtained by any Governmental Entity;

(yyy)	“Permitted Financial Indebtedness” means any one or more of the following:

(i)	any Existing Financial Indebtedness;

(ii)	any Financial Indebtedness incurred under the terms of the Notes;

(iii)	any Financial Indebtedness incurred under any Intercompany Loan;

(iv)	any Financial Indebtedness arising under Permitted Financial Leases;

(v)	any Financial Indebtedness incurred under the Future Offtake Contracts;

(vi)	any Financial Indebtedness incurred under the Project Debt Financing;

(vii)	any Financial Indebtedness incurred in connection with the development of the Lac Guéret property;

(viii)	any other Financial Indebtedness not included under (i) to (vii) above, the outstanding amount of which shall not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time; and

(ix)	any Financial Indebtedness incurred for hedging or similar purposes, provided that (i) hedging shall only be permitted in connection with currency or interest rate protection and not for speculative purposes, and (ii) the negative mark to market of which shall not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] at any time;

(zzz)	“Permitted Financial Lease” means, except for all financial leases related directly or indirectly to the Projects, finance or capital leases (which in accordance with the relevant accounting principles of the Corporation in force at the date hereof are treated as finance or capital leases) of equipment are permitted provided that the aggregate capital value of the equipment leased does not exceed [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] or its equivalent at any time. For greater certainty, Operating Leases do not constitute Financial Indebtedness and are therefore permitted;

(aaaa)	“Permitted Liens” means, in respect of the Corporation and the Subsidiaries, any one or more of the following:

(i)	security for any future supply agreements for graphite and/or anode products entered into by the Corporation after the date hereof but before the FID;

(ii)	any encumbrance relating to a Permitted Financial Indebtedness, provided that the Corporation shall not be entitled pursuant to this clause (ii) to enter into any hypothec or similar security agreement with respect to [REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(iii)	any netting or set-off arrangement entered into in the Ordinary Course of banking arrangements for the purpose of netting debt and credit balances with an Affiliate;

(iv)	any encumbrance relating to a Permitted Financial Lease or an Operating Lease provided that such encumbrance is limited to the property that is the subject of the Permitted Financial Lease or Operating Lease;

(v)	any encumbrance arising under any instalment sale or conditional sale (excluding arising under any finance or capital lease, or Operating Lease) in respect of goods supplied in the Ordinary Course and on the supplier’s standard or usual terms;

(vi)	any encumbrances made or incurred in the Ordinary Course of the Corporation or its Affiliate to secure (a) workers’ compensation, surety or appeal notes, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (b) the discharge of encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not impair the development, construction and operation of the Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(vii)	any development or similar agreement concerning real property entered into with a governmental body or public utility which does not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) materially detract from the value of such property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation, or otherwise have a Material Adverse Effect, provided the Corporation party to any such agreement is not in default thereunder in any material respect;

(viii)	any such minor defects as may be revealed by an up-to-date certificate of location, any registered or unregistered rights of way or servitude, or any encroachments, or any zoning by-laws or other municipal law restrictions as to the use of real property, provided the foregoing do not and will not (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation, or otherwise have a Material Adverse Effect;

(ix)	any security or deposits given to a public utility or any governmental body when required by such utility or governmental body pursuant to any Project Document, or in connection with the operations of the Corporation and in the Ordinary Course of the Corporation;

(x)	any encumbrance for Taxes, assessments or governmental charges or levies not at the time due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) does not and will not materially impair the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations;

(xi)	any encumbrance or charge incidental to construction or current operations (including carrier’s warehouseman’s, mechanics’, construction, builder’s, material men’s and repairmen’s liens) that have not at such time been published pursuant to Applicable Laws or which relate to obligations not due or delinquent or, provided such encumbrance (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) does not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect and provided adequate reserves in accordance with IFRS with respect thereto are maintained in the books and records of the Corporation, any encumbrance which relates to any such obligations to the extent such obligations are being diligently contested in good faith;

(xii)	good faith deposits made in the Ordinary Course to secure the performance of bids, tenders, Contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such encumbrances (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not materially impair the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiii)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any governmental body, provided such restrictions, exceptions, reservations, limitations, provisos and conditions (whether individually or in the aggregate with any other Permitted Liens described in paragraphs (vii) through (xviii) of this definition) do not and will not materially detract from the value of the affected property or materially impair its use in the development, construction and operation of the Projects or the business of the Corporation or otherwise have a Material Adverse Effect;

(xiv)	an hypothec securing the Corporation’s obligations created under the royalty agreement dated August 28, 2020, granted by the Corporation to Pallinghurst Graphite International Limited under the terms of a Deed of Hypothec executed before Mtre Lyes ARFA, Notary, on August 29, 2022 and registered at the Québec Land Registry Office, in the Register of real rights of State resource development, for the Registration Divisions of Berthier, Joliette and Maskinonge, on August 30, 2022 under number 27 521 580;

(xv)	hypothecs on the Bécancour Site securing the repayment of the balance of the sale price and the performance of all Corporation’s obligations in favour of the vendor, 154639 Canada Inc., created under the terms of the deed of sale executed before Mtre Jamie MALUS, Notary, on February 3, 2021 and registered at the Québec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), on the same date, under number 26 039 195;

(xvi)	154639 Canada Inc.’s resolutory right with respect to the Bécancour Site, created under the terms of the deed of sale above mentioned and registered at the Québec Land Registry Office, in the Land Book for the Registration Division of Nicolet (Nicolet 2), under number 26 039 195;

(xvii)	the right reserved to or vested in any governmental body by the terms of any lease, grant or Permit acquired by the Corporation by any statutory provision to terminate any such lease, grant or Permit, or to require annual or other payments as a condition to the continuance thereof; and

(xviii)	any other Liens not included under paragraphs (i) to (xvii) above, in an amount that could not result in an aggregate liability in excess of [REDACTED – COMMERCIALLY SENSITIVE INFORMATION],

provided, however (for the avoidance of doubt) that no Lien described above, other than in paragraphs (i), (ii), (iii) and (v), shall constitute a Permitted Lien if it was incurred in connection with the incurrence of any Permitted Financial Indebtedness;

(bbbb)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust, administrator, authority, entity, executor, other legal representative, sole proprietorship, syndicate, trust, trustee, unincorporated association, or other organization, whether or not a legal entity, and any Governmental Entity;

(cccc)	“PFIC” has the meaning ascribed thereto in Section 3.1(ttt);

(dddd)	“Policies” has the meaning ascribed thereto in Section 3.1(sss);

(eeee)	“Pre-Development Agreement” means the pre-development agreement dated March 26, 2019 with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw outlining the respective rights and interests of all parties thereto with respect to predevelopment activities;

(ffff)	“Premises” has the meaning ascribed thereto in Section 3.1(mmm);

(gggg)	“Privacy Laws” has the meaning ascribed thereto in Section 3.1(sss);

(hhhh)	“Proceeds” has the meaning ascribed thereto in Section 2.2;

(iiii)	“Project Debt Financing” means one or more debt financings with any commercial bank, savings bank, treasury branch, export credit agency, government entity or agency or other lender in an aggregate amount necessary to cover, together with the Project Equity Financing, the costs associated with the Projects;

(jjjj)	“Project Documents” means the material agreements, feasibility studies, Environmental Permits, authorizations and other material documents that are required for the completion of the Projects;

(kkkk)	“Project Equity Financing” means one or more equity financings in an amount necessary to cover, together with the Project Debt Financing, the costs associated with the Projects;

(llll)	“Projects” means, collectively, the Matawinie Project and the Bécancour Project;

(mmmm)	“Purchased Shares” has the meaning ascribed thereto in Section 2.1(a);

(nnnn)	“Registration Rights Agreement” means the registration rights agreement to be entered into between the Corporation and the Investor dated the Closing Date in the form attached as Schedule E;

(oooo)	“Regulation M” has the meaning ascribed thereto in Section 3.1(uuu);

(pppp)	“Regulation S” means Regulation S promulgated by the United States Securities and Exchange Commission under the U.S. Securities Act;

(qqqq)	“Reporting Jurisdictions” means each of the provinces of Canada;

(rrrr)	“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(ssss)	“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(tttt)	“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the U.K., the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(uuuu)	“Schedules” has the meaning ascribed thereto in Section 1.3;

(vvvv)	“Securities Laws” means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSXV and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

(wwww)	“Share Price” has the meaning ascribed thereto in Section 2.1(a);

(xxxx)	“Shareholder” means a shareholder of the Corporation, for as long as they remain a shareholder of the Corporation, and any other Person who, from time to time, becomes a shareholder of the Corporation;

(yyyy)	“Specified Matters” means any action, investigation, review, or inquiry involving the Corporation or its shareholders at any time prior to the Closing Date relating to foreign investment law matters, which for greater certainty includes (i) the receipt by the Corporation of any notice under the Investment Canada Act or any request for information in relation to any matter under review under Part IV.1 of the Investment Canada Act; and (ii) the receipt by the Corporation of any request for information from CFIUS pursuant to the United States Defense Production Act of 1950, as amended, and the implementing regulations thereof;

(zzzz)	“Subscription Price” has the meaning ascribed thereto in Section 2.1(a);

(aaaaa)	“Subsidiaries” means the following subsidiaries of the Corporation: Nouveau Monde District Inc. and Nouveau Monde Europe Limited;

(bbbbb)	“Survival Date” has the meaning ascribed thereto in Section 8.5;

(ccccc)	“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

(ddddd)	“Tax Act” means the Income Tax Act (Canada), as amended;

(eeeee)	“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed under Applicable Laws in respect of Taxes;

(fffff)	“Technical Report” means the technical report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects”, effective as of July 6, 2022 and issued on August 10, 2022;

(ggggg)	“Third Party” has the meaning ascribed thereto in Section 8.3(a);

(hhhhh)	“Third Party Claim” has the meaning ascribed thereto in Section 8.3(a);

(iiiii)	“Transfer Restrictions” means the transfer restrictions contained in Section 5 of the Investor Rights Agreement;

(jjjjj)	“TSXV” means the TSX Venture Exchange;

(kkkkk)	“U.K.” means the United Kingdom of Great Britain and Northern Ireland;

(lllll)	“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S;

(mmmmm)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(nnnnn)	“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(ooooo)	“Warrant Certificate” means the warrant certificate to be issued by the Corporation to the Investor on the Closing Date in the form attached as Schedule B;

(ppppp)	“Warrant Shares” means the Common Shares issuable upon the exercise of the Warrants; and

(qqqqq)	“Warrants” means the 12,500,000 common share purchase warrants of the Corporation issued to the Investor, with each whole warrant being exercisable to purchase one (1) Common Share pursuant to the terms of the Warrant Certificate.

1.2	Interpretation

For the purposes of this Agreement:

(a)	words (including defined terms) using or importing the singular number include the plural and vice versa, words importing one gender only shall include all genders, and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise;

(b)	the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c)	all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d)	the phrases “to the knowledge of”, “to the best knowledge of”, or “of which they are aware”, or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by a party to this Agreement, means that such party has reviewed all records, documents and other information currently in their possession or under their control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e)	unless otherwise specified, all references in this Agreement to the symbol “$” are to the lawful money of the United States;

(f)	in the event that any value or amount to be calculated hereunder is expressed in U.S. dollars and must be calculated in Canadian dollars (and vice versa), such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the parties to this Agreement may otherwise mutually agree;

(g)	the use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively;

(h)	reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(i)	reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(j)	reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(k)	all references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified;

(l)	the phrases “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement; and

(m)	references to time are to the local time in Montréal, Québec.

1.3	Schedules

The following schedules attached to this Agreement (the “Schedules”) form part of this Agreement:

Schedule A     -          Registration Instructions

Schedule B      -          Warrant Certificate

Schedule C      -          Offtake Agreement

Schedule D      -          Investor Rights Agreement

Schedule E      -          Registration Rights Agreement

Article 2
SUBSCRIPTION

2.1	Subscription

(a)	Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Time, the Investor agrees to subscribe for and purchase from the Corporation 12,500,000 Common Shares (the “Purchased Shares”) at a price of US$2.00 per Common Share, being the U.S. dollar equivalent of CAD$2.71 per Common Share (the “Share Price”) and the Warrants for aggregate consideration of US$25,000,000.00 (the “Subscription Price”); provided that the Share Price shall be no less favourable than the price payable by any other investors that are subscribing for Common Shares concurrently with the Closing.

(b)	The Investor shall purchase the Purchased Shares and pay the Subscription Price at Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation.

(c)	At the Closing Time, the Corporation shall cause to be issued and delivered to the Investor one or more share certificates or DRS Advices, as directed by or on behalf of the Investor, representing the Purchased Shares.

(d)	Upon the terms and subject to the conditions set forth in this Agreement and the Warrant Certificate, at the Closing Time, the Corporation shall issue the Warrants and deliver the Warrant Certificate to the Investor.

2.2	Use of Proceeds

The proceeds of the Investment (the “Proceeds”) shall be used to fund a portion of development expenses, working capital, financing costs and ramp-up of the initial phase of the Projects. The Corporation may not use any of the Proceeds to:

(a)	pay any dividends, effect any share buybacks or pay special bonuses;

(b)	repay any existing Financial Indebtedness of the Corporation, other than:

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION];

(c)	fund the advancement of any assets of the Corporation other than the Projects.

Article 3
REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS AND AUTHORIZATIONS

3.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as of the date hereof (unless a different date is indicated, in which case the representation and warranty shall be as of such date) as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b)	the Corporation and each of the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. The Corporation and each of the Subsidiaries is qualified as a corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Corporation, directly or through Subsidiaries, free and clear of any Liens of any kind or nature. None of the outstanding shares in the capital of, or equity interest in, any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. The constitutive or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of Applicable Laws of its jurisdiction of incorporation or organization and are in full force and effect, up to date and in its possession;

(c)	neither the Corporation nor any of its Subsidiaries is in violation of its certificate of incorporation, by-laws, or other constating documents, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, Contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Corporation’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchased Shares, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the certificate of incorporation, by-laws or other constating documents of the Corporation or any Subsidiary, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in Section 3.1(c) of the Disclosure Letter, no consent, approval, authorization or other Order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby;

(d)	the minute books of the Corporation and the Subsidiaries for the last three years are complete and accurate in all material respects, and contain copies of all by-laws and resolutions passed by and any other proceedings of their shareholders, directors and committees of the board of directors since their respective dates of incorporation, all of which by-laws and resolutions have been duly passed. No meeting, resolution or proceeding of any such shareholders, directors or committees of the board of directors of the Corporation or its Subsidiaries has been held or passed that has not been reflected in such minute books;

(e)	the entering into of this Agreement, the issuance of the Purchased Shares, the issuance of the Warrants, and the exercise of the rights and performance of the obligations hereunder and thereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, mortgage, bond or other instrument to which the Corporation or any Subsidiary is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Effect;

(f)	the Corporation’s authorized share capital consists of an unlimited number of Common Shares, of which, as at the close of business on February 13, 2024, (i) 67,112,108 Common Shares are issued and outstanding, all of which have been validly issued as fully paid and non-assessable in compliance with all Applicable Laws and the constating documents of the Corporation, (ii) outstanding options under the Corporation’s stock option plan providing for the issuance of up to 4,897,548 Common Shares upon the exercise or settlement thereof, (iii) the Common Shares and Common Share purchase warrants issuable under the Notes, and (iv) an aggregate of 1,795,803 Common Shares reserved for issuance that will be issued at the maturity, conversion or redemption of the Notes in satisfaction of accrued interest thereon. There are no other options, convertible securities or other rights requiring, or which may require, whether or not subject to conditions, the issuance or sale by the Corporation or any of the Subsidiaries, including Common Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Corporation or any of the Subsidiaries;

(g)	the Corporation legally and beneficially, directly or indirectly, owns 100% of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person other than the Subsidiaries;

(h)	other than its holdings in Mason Resources Inc. pursuant to the Mason Transaction, the Corporation has no equity or joint venture interest nor any investment or proposed investment in any person which accounted for, or which is expected to account for, more than 5% of the assets or revenues of the Corporation or would otherwise be material to the business or affairs of the Corporation;

(i)	except as disclosed in Section 3.1(i) of the Disclosure Letter, there is no agreement or document, including any Material Contract, to which the Corporation or any of its Subsidiaries is a party or by which the Corporation or any of its Subsidiaries or any of the properties or assets thereof are bound in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

(j)	the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws except (i) as otherwise stated in the notes to such statements or, in the auditor’s report thereon, as the case may be and (ii) except that the Corporation Interim Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. The Corporation Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Corporation and the Subsidiaries for the periods covered thereby (subject, in the case of the Corporation Interim Financial Statements, to normal period-end adjustments). There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor its Subsidiaries have any debts, liabilities, or obligations except those (i) reflected on, or reserved against, in the Corporation Financial Statements; and (ii) liabilities that have arisen since the date of the Corporation Interim Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of Contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law;

(k)	the Corporation and each of the Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation (on a consolidated basis) on a proper and consistent basis in conformity with IFRS and to maintain accountability for assets; (iii) access to assets of the Corporation and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation and the Subsidiaries is compared with the existing assets of the Corporation and the Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein. There is no material weakness (as such term is defined in National Instrument 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Corporation. As of the date hereof, neither the Corporation nor, to the knowledge of the Corporation, any representative of the Corporation has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any reasonable complaint, allegation, assertion, claim or expression of concern that the Corporation has engaged in questionable accounting or auditing practices;

(l)	there are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed or reflected and are not disclosed or reflected in the Corporation Financial Statements;

(m)	the Corporation and the Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation’s most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation’s most recent audited fiscal year. Since the end of the Corporation’s most recent audited fiscal year up to the end of the Corporation’s most recent reported interim financial period, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses, in each case, in the Corporation’s design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(n)	since the filing of its most recent Corporation Interim Financial Statements, there has been no Material Adverse Effect and neither the Corporation nor the Subsidiaries has:

(i)	made, paid or declared any dividend or other distribution or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii)	entered into any material transaction, except in each case as disclosed in the Disclosure Documents, the Disclosure Letter, or elsewhere in this Agreement or in the Ordinary Course;

(iv)	sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien, (other than a Permitted Lien) on, any of its Assets and Properties, except in the Ordinary Course;

(v)	had a change in its application accounting methods, principles or practices or a revaluation of any of its assets; or

(vi)	had any material damage, destruction or Loss, whether or not covered by insurance, affect its Assets and Properties or business;

(o)	the Corporation has not completed any “significant acquisition” that required, nor is it proposing any “significant acquisitions” that would require, the filing of a business acquisition report under Canadian Securities Laws or the inclusion of any additional financial statements or pro forma financial statements in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023;

(p)	PricewaterhouseCoopers LLP, Chartered Professional Accountants, which has expressed its opinion with respect to the Corporation Annual Financial Statements, are independent auditors with respect to the Corporation as required under applicable Securities Laws. There has not been a “reportable event” (within the meaning of National Instrument 51-102– Continuous Disclosure Obligations) between the Corporation and PricewaterhouseCoopers LLP;

(q)	no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Corporation or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiary;

(r)	the Corporation and each of the Subsidiaries have not stopped or suspended payment of any Existing Financial Indebtedness, become unable to pay any Existing Financial Indebtedness or otherwise become insolvent in any relevant jurisdiction, committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed, or a resolution passed, against any of them for winding up or for the appointment of a liquidator or provisional liquidator, have not made a voluntary assignment in bankruptcy, have not taken any proceedings (including the presentation of any petition or application or the making of an order) with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver, administrator or administrative receiver appointed for any of its business or assets (nor any notice given or filed for the appointment of any such person), have not had any monitor appointed or any moratorium sought or obtained in respect of it under any applicable insolvency legislation, have not had any voluntary arrangement been proposed or approved in respect of it under any applicable insolvency legislation and have not had any execution or distress become enforceable or become levied upon any of its business and assets. The Corporation has sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the “going concern” test under IFRS;

(s)	the Corporation and each of the Subsidiaries are, and, since January 1, 2022 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation and the Subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect and neither the Corporation nor any of the Subsidiaries are, to the knowledge of the Corporation, is subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) with respect to, have been charged or to the knowledge of the Corporation threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Laws or a disqualification by a Governmental Entity;

(t)	no material labour dispute with current and former employees of the Corporation or any of the Subsidiaries (or with any trade union, works council, staff association or other body representing any of its or their employees) exists, or, to the knowledge of the Corporation, is imminent and, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation that would have a Material Adverse Effect;

(u)	each of the Corporation and the Subsidiaries holds, has the benefit of, and is in compliance with, all necessary and material licences, Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(v)	the Corporation and its Subsidiaries, taken as a whole (i) have or will obtain in the Ordinary Course, all necessary mining leases, claims, mineral tenures, surface rights, access rights and other necessary rights and interests relating to the Matawinie Project necessary or appropriate to authorize and enable the Corporation or the appropriate Subsidiary to access and carry on the material mineral exploration, development and commissioning activities and material mining activities as currently being undertaken or as planned at the Matawinie Project (collectively, “Mining Rights”), and (ii) are not in material default of such Mining Rights. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation’s interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and the Corporation and each Subsidiary has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith, except in respect of non-material Mining Rights that the Corporation or any of its Subsidiaries intends to abandon or relinquish, and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All of the Mining Rights and each of the documents, agreements, instruments and obligations relating thereto are valid, subsisting and in good standing in the name of the Corporation or its Subsidiaries, as applicable. All mining claims and mining leases, as applicable, owned by the Corporation are solely registered pursuant to the provisions of the Mining Act (Québec) and in the register of real rights of state resource development of the land register. All other material Mining Rights have been validly located, registered and recorded in accordance with all Applicable Laws and are valid, subsisting and in good standing. There are no options or other participation interests or rights of preference relating to the Mining Rights and all Mining Rights have active status, except for the mining claims set out in Section 3.1(v) of the Disclosure Letter which are suspended awaiting partial conversion to a mining lease, and neither the Corporation nor any of its Subsidiaries has received written notice of, nor has any knowledge of, any pending or threatened suspension or revocation proceedings in respect of the Mining Rights or any of them from any Governmental Entity, or of any outstanding or threatened claim, action, litigation or proceedings with respect to the Mining Rights before any Governmental Entity;

(w)	the Corporation is the sole absolute legal and beneficial owner of its material assets, including real property leased or owned by the Corporation, with good and marketable title thereto, free and clear of all Liens, except for the Permitted Liens. All agreements and other documents and instruments under which the Corporation owns, leases, uses or operates its immovable and real property and assets are valid and subsisting agreements, documents or instruments in full force and effect and are enforceable in accordance with their terms. The Corporation has not committed any material breach or default or any breach that would have a Material Adverse Effect on any of the provisions of such agreements, documents or instruments, nor has any such breach been alleged. The Corporation’s real property and assets are in good standing under Applicable Laws. No material breach or material adverse breach has occurred under any lease, license, concession or agreement pursuant to which the Corporation obtains an interest in such real property (whether leased or owned) or assets; and all Taxes required to be paid in respect of such real property (whether leased or owned) and assets as of the date hereof have been paid, except where the failure to pay such Taxes would not have a Material Adverse Effect;

(x)	all exploration and development operations on the properties of the Corporation and the Subsidiaries have been conducted in all material respects in accordance with good exploration, development and engineering practices, and all Applicable Laws pertaining to workers’ compensation and health and safety have been complied with in all material respects;

(y)	other than as set forth in the Disclosure Documents and Section 3.1(y) of the Disclosure Letter, the Corporation or its Subsidiaries own, lease, control or otherwise have legal rights to all material Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or its Subsidiaries, as applicable, and subject to the nature and scope of the Matawinie Project, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(y) of the Disclosure Letter, no material commission, royalty, license fee or similar payment to any person with respect to the Mining Rights is payable, except which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. All material Mining Rights in which the Corporation or its Subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all Applicable Laws and are valid and subsisting. The Corporation and its Subsidiaries have or expect to obtain in the Ordinary Course all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting the Corporation or its Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of the Corporation or its Subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or its Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(z)	the disclosure of the Mining Rights of the Corporation and the Subsidiaries as reflected in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, constitutes an accurate description, in all material respects, of all material Mining Rights, held by the Corporation and the Subsidiaries, and the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(aa)	other than as disclosed in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, the Corporation does not know of any:

(i)	Claim or the basis for any Claim by any First Nation, local community or any other Person, including a Claim with respect to any First Nation’s asserted or established rights or local community rights, with respect to the Assets and Properties of the Corporation and any of its Subsidiaries that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for, mine and develop the mineral deposits or to conduct operations and production, construction and commissioning activities on the Matawinie Project and the Bécancour Project;

(ii)	treaty land entitlement claim or aboriginal rights or title claim having been asserted or any legal action by or relating to any local community or First Nation having been instituted against the Matawinie Project and the Bécancour Project, and no dispute between the Corporation or any of its Subsidiaries and any local community or First Nation exists or, to the knowledge of the Corporation, is threatened or imminent with respect to any of the Corporation’s or any such Subsidiary’s properties or activities;

(bb)	other than the Pre-Development Agreement and the Collaboration Agreement and ongoing discussions regarding a potential impacts and benefits agreement with the Council of the Atikamekw Nation and of the Manawan Atikamekw Council, the Corporation or its Subsidiaries have not entered into any written or oral arrangements with any First Nation or local community to provide benefits, financial compensation or more generally to provide any advantages or undertake any commitments, with respect to the Matawinie Project and the Bécancour Project at any stage of development, nor has the Corporation or its Subsidiaries engaged in discussions, negotiations or communications of any nature with any First Nation or local community regarding the foregoing;

(cc)	to the knowledge of the Corporation, the Material Contracts are in good standing in all material respects and in full force and effect as valid and binding agreements. None of the Corporation, any of the Subsidiaries, nor, to the knowledge of the Corporation, any other party thereto is in material default, violation or breach of any Material Contract, and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default or breach under any Material Contract which would give rise to a right of termination on the party of any other party to a Material Contract. No counterparty to any Material Contract has given written notice of its intention to terminate, or has sought to repudiate or disclaim, any Material Contract;

(dd)	the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV under the symbol “NOU” and NYSE under the symbol “NMG”, and no Order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Shares or the Warrants (including the Common Shares underlying the Warrants) or the trading of any of the Corporation’s issued securities has been issued and, to the knowledge of the Corporation, no proceedings for such purpose have been threatened or are pending. Neither the Corporation nor its Subsidiaries have received notice of any Claim, inquiry, review or investigation (formal or informal) of the Corporation or its Subsidiaries by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSXV or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable Securities Laws;

(ee)	the Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV or NYSE and the Corporation is currently in compliance, in all material respects, with the rules and policies of the TSXV and NYSE;

(ff)	all Taxes due and payable by the Corporation and the Subsidiaries have been paid in the Ordinary Course. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns are complete and accurate in all material respects. To the knowledge of the Corporation, no audit or examination of any Tax Return of the Corporation or any of the Subsidiaries is currently in progress or threatened and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or such Subsidiary does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction; and

(gg)	each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(hh)	the Corporation is a “reporting issuer” under applicable Securities Laws in the Reporting Jurisdictions and is not (or will not be, as the case may be) included in a list of defaulting reporting issuers maintained by the applicable securities regulatory authorities or regulators in the Reporting Jurisdictions;

(ii)	the Corporation is in compliance with its timely and continuous disclosure obligations under Securities Laws in the Reporting Jurisdictions and the policies, rules and regulations of the TSXV and NYSE, and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and the Subsidiaries, which has not been publicly disclosed on a non-confidential basis in accordance with the requirements of Securities Laws of the Reporting Jurisdictions and the policies, rules and regulations of the TSXV and NYSE, and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Corporation were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements or omit to state a material fact required to be stated therein or necessary to make the statements therein and the Corporation has not filed any confidential material change reports which remain confidential. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any Reporting Jurisdictions;

(jj)	with respect to forward-looking information contained in the Disclosure Documents:

(i)	the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop forward-looking information;

(iii)	is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated;

(kk)	TSX Trust Company is duly appointed as the registrar and transfer agent of the Common Shares in Canada and American Stock Transfer & Trust Co LLC has been duly appointed as co-transfer agent and registrar for the Common Shares in the United States;

(ll)	the Technical Report was in compliance in all material respects with the requirements of National Instrument 43-101 at the time of filing thereof, and the Technical Report reasonably presents the quantity of mineral resources and mineral reserves attributable to the Matawinie Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(mm)	the Corporation made available to the authors of the Technical Report, prior to the issuance of such report, for the purpose of preparing such report, all information requested by the authors, which information did not contain any misrepresentation at the time such information was so provided and there have been no material changes since the date of delivery or preparation thereof;

(nn)	the Corporation is in compliance in all material respects with the provisions of National Instrument 43-101 and has filed all technical reports required thereby and, there has been no change that would require the filing of a new technical report under National Instrument 43-101;

(oo)	all scientific and technical information derived from the Technical Report, the mineral resource and mineral reserve estimates or otherwise requiring review by a “qualified person” under National Instrument 43-101 set forth in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023 has been reviewed by a “qualified person” as required under National Instrument 43-101 and has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101;

(pp)	the Corporation has no reason to believe that the assumptions underlying the mineral resource and mineral reserve estimates associated with the Matawinie Project contained in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023 are not reasonable and appropriate;

(qq)	the Corporation believes that the Technical Report reasonably presents the projected capital and operating costs and projected production and operating results of the Bécancour Project as at the date stated therein based upon information available at the time the Technical Report was prepared;

(rr)	the Corporation has no reason to believe that the assumptions underlying the projected capital and operating costs and production and operating results associated with the Bécancour Project contained in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023 are not reasonable and appropriate and has no reason to believe that the projected capital and operating costs and projected production and operating results relating to the Bécancour Project, as summarized in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2022, or as described in the annual information form of the Corporation for the year ended December 31, 2022 filed on March 23, 2023, are not commercially achievable by the Corporation;

(ss)	except as disclosed in Section 3.1(ss) of the Disclosure Letter, the Corporation and each Subsidiary has, collectively, obtained or possess all material Permits required by Applicable Law and/or expects to receive all renewals for material Permits, including all material Environmental Permits, to own, lease, and operate its Assets and Properties and to conduct the business as currently conducted by the Corporation and the Subsidiaries or proposed to be conducted by the Corporation and the Subsidiaries in connection with the proposed construction and development of the Projects set forth in Section 3.1(ss) of the Disclosure Letter. Section 3.1(ss) of the Disclosure Letter sets forth a correct list of: (i) all material Permits held by the Corporation and the Subsidiaries; and (ii) all Permits required to be obtained or maintained by the Corporation at FID to commence with the construction and development of the Projects. All such Permits are or will be, as applicable, in full force and effect, and the Corporation and its Subsidiaries have performed or will perform, as applicable, all of its and their obligations under and are or will be, as applicable, other than as disclosed in Section 3.1(ss) of the Disclosure Letter, and have been, in material compliance with all such Permits. The Corporation and its Subsidiaries are not in violation of, or in material default under, any of the Permits and the Corporation and its Subsidiaries have not received any written or, to its and their knowledge, oral notice from any Governmental Entity (i) indicating or alleging that the Corporation or its Subsidiaries do not possess any material Permit required to own, lease, and operate its properties and assets or to conduct the business as currently conducted or (ii) threatening or seeking to withdraw, revoke, terminate, or suspend any of its or their material Permits. None of the Corporation nor its Subsidiaries’ Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

(tt)	except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and the Subsidiaries own or possess sufficient enforceable rights to use all intellectual and industrial property, including patents, patent applications, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, copyrights, industrial designs, concepts, know how, inventions, know how and trade secrets, used in the conduct of the business thereof (the “Intellectual Property”), free and clear of any Liens of any kind or nature. The Corporation and the Subsidiaries have taken reasonable measures to protect and maintain the Intellectual Property, including, without limitation, by securing the registration of Intellectual Property (as appropriate or as required by contractual obligations if applicable) and by paying all registration and renewal fees for Intellectual Property which are registered or applied for in the name of the Corporation and/or any Subsidiary. Neither the execution, delivery, or performance of this Agreement and the Ancillary Agreements nor the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Intellectual Property owned by the Corporation and its Subsidiaries; (ii) a breach of any Material Contract related to Intellectual Property; (iii) the release, disclosure, or delivery of any Intellectual Property owned by the Corporation and its Subsidiaries, by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Intellectual Property owned by the Corporation and its Subsidiaries;

(uu)	the Corporation and its Subsidiaries take and have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by the Corporation and its Subsidiaries and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or its Subsidiaries have disclosed any such confidential Intellectual Property to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information;

(vv)	all Persons who have contributed, developed or conceived any Intellectual Property owned by the Corporation and its Subsidiaries have done so pursuant to a valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and its Subsidiaries and grants the Corporation and its Subsidiaries exclusive ownership of the Person’s contribution, development or conception;

(ww)	neither the Corporation nor any of the Subsidiaries has received any notice nor does the Corporation or any of the Subsidiaries have knowledge of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein and which infringement or conflict (if subject to an unfavourable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect;

(xx)	(i) each of the Corporation and the Subsidiaries, their respective Assets and Properties and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been and are in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor the Subsidiaries are in material violation of, or have received a written complaint or notice alleging the Corporation’s or any of the Subsidiaries’ violation or non-compliance with, or liability under, any Environmental Laws or any regulation relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”); (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and regulations relating to Hazardous Materials; (iv) there are no events or circumstances that might reasonably be expected to form the basis of an Order for clean up or remediation, or a Claim by any private party or Governmental Entity, against or affecting the Corporation or the Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries and all Environmental Permits held by the Corporation and the Subsidiaries are in full force and effect;

(yy)	in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation’s attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(zz)	except as set forth in Section 3.1(zz) of the Disclosure Letter, none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or the Subsidiaries that materially affects, is material to or will materially affect the Corporation or any of the Subsidiaries;

(aaa)	the issue of the Purchased Shares, the Warrants, and the Warrant Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject and for which a waiver has not been obtained;

(bbb)	other than fees to be paid to the Corporation’s financial advisors in connection with the advisory services rendered by them in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement and the Ancillary Agreements;

(ccc)	the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act;

(ddd)	neither the Corporation nor any Subsidiary has (i) made any material loans to each other, except in respect of the intercompany loans made in the ordinary course of business, or (ii) guaranteed the material obligations of each other. Neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any other person;

(eee)	the Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their business operations and assets in such amounts that are: (i) customary for the business in which they are engaged, (ii) on a basis consistent with reasonably prudent persons in comparable businesses, and (iii) in compliance with the requirements contained in any Material Contract; and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the business operations and assets, are in good standing and in full force and effect in all respects, and there are no default thereunder. The Corporation and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation and the Subsidiaries have no reason to believe that they will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue business operations at a cost that would not have a Material Adverse Effect, and neither the Corporation nor its Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(fff)	to the knowledge of the Corporation, neither the Corporation nor any of the Subsidiaries nor any director, officer, or employee of the Corporation or any of the Subsidiaries, nor any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic Government Official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the Anti-Corruption Laws; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation’s Affiliates have conducted their respective businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(ggg)	the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(hhh)	neither the Corporation, the Subsidiaries, directors, officers, or employees, nor, to the knowledge of the Corporation, after reasonable inquiry, any agent, Affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries is currently the subject or the target of any U.S. Sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant Governmental Entity (collectively, “Sanctions”); nor is the Corporation or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, Russia and Syria; and the Corporation will not directly or indirectly use the Proceeds, or lend, contribute or otherwise make available such proceeds to any Subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Corporation and the Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country;

(iii)	the Purchased Shares as described in this Agreement have been, or prior to the Closing will be, duly authorized, created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid Common Shares;

(jjj)	the Warrant Shares, upon the due exercise of the Warrants will be, duly authorized, created and reserved for issuance, validly issued and fully paid Common Shares;

(kkk)	the form of the Warrant Certificate has been duly approved by the Corporation and complies with applicable corporate laws and Securities Laws, including the rules and policies of the TSXV and the NYSE;

(lll)	the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Purchased Shares, the Warrants, and the Warrant Shares. The Corporation has obtained or will obtain prior to Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares and the Warrants as herein contemplated, including the approval of the TSXV and any required authorizations from NYSE;

(mmm)	with respect to each premises of the Corporation and the Subsidiaries which is material to the Corporation (on a consolidated basis) and which the Corporation and/or its Subsidiaries occupy as tenant (the “Premises”), the Corporation and/or such Subsidiaries occupy the Premises and have the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Corporation and/or such Subsidiaries occupy the Premises is in good standing and in full force and effect;

(nnn)	the Corporation and the Subsidiaries are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity, hours, wages, workers’ compensation and occupational health and safety except where such non-compliance would not result in a Material Adverse Effect. The Corporation and the Subsidiaries have not and are not engaged in any unfair labor practice and there is no labor strike, dispute, slowdown, stoppage, complaint or grievance pending, instituted or, to the knowledge of the Corporation, threatened, against the Corporation or its Subsidiaries. There is no collective bargaining agreement currently in place or being negotiated by the Corporation or its Subsidiaries and the Corporation and the Subsidiaries have not received any notice of, nor have any knowledge of, any occurrence which would reasonably be expected to lead to a dispute, complaint, grievance or any other unresolved matter. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or its Subsidiaries carry on business or have employees;

(ooo)	neither the Corporation nor any of its Subsidiaries sponsors or maintains or has any obligation to make contributions to any “pension plan” (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Each plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(ppp)	each of the Corporation and the Subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Corporation and the Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Neither the Corporation nor the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(qqq)	the Corporation is an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act;

(rrr)	there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries’ information technology assets and equipment, computer systems, networks, hardware, software, websites, applications, and databases (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them) or technology (collectively, “IT Systems and Data”) and (i) the IT Systems and Data are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted and, to the best of the Corporation’s and its Subsidiaries’ knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Corporation and the Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data (including all personal, personally identifiable, sensitive, confidential or regulated data); (iii) the Corporation and each of the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (iv) the Corporation and each of the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, Orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; and (v) the Corporation and each of the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(sss)	the Corporation and each of the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including the Act Respecting the Protection of Personal Information in the Private Sector (Québec) and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679), to the extent the GDPR applies to the Corporation (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (the “Policies”). The Corporation and each of the Subsidiaries have at all material times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(ttt)	the Corporation believes that it was a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended for its tax year ended December 31, 2023, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years;

(uuu)	neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(vvv)	the Corporation is not, and will not be, either after receipt of payment for the Purchased Shares or the Warrants, or after the application of the proceeds therefrom, required to register as an “investment company” under the United States Investment Company Act of 1940, as amended;

(www)	there are no business relationships or related-party transactions involving the Corporation or any of its Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(xxx)	none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(yyy)	the Corporation and its Subsidiaries have to their knowledge provided truthful and materially complete information to CFIUS and Canadian Governmental Entities with respect to inquiries or requests that the Corporation or its Subsidiaries have received, including all Specified Matters;

(zzz)	none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. Other than the Notes, the Warrants, or as set out in Section 3.1(zzz) of the Disclosure Letter, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of its Subsidiaries;

(aaaa)	to the Corporation’s knowledge, there are no undisclosed facts or circumstances reasonably likely to constitute a Material Adverse Effect; and

(bbbb)	as of the date of this Agreement, neither the Corporation nor any of its Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation, (ii) acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any person or that person’s affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of its Subsidiaries, pursuant to which such person would own any of the consolidated assets, net revenues or net income of the Corporation and its Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation, in all cases of clauses (i)-(vi), where such transaction is to be entered into with any FEOC.

3.2	Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as of the date hereof (unless a different date is indicated, in which case the representation and warrantee shall be as of such date) as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)	this Agreement and the Ancillary Agreements have been duly authorized, executed and delivered by the Investor and constitute legal, valid and binding obligations of the Investor enforceable against the Investor in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement, undertaking, or Applicable Laws to which the Investor is subject;

(b)	the Investor has been duly incorporated and is validly existing as a corporation under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute and deliver the Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)	the Investor is: (A) not an individual; (B) purchasing the Common Shares and Warrants, or deemed to be purchasing the Common Shares and Warrants, as principal; (C) purchasing a sufficient number of Common Shares and Warrants so that the aggregate acquisition cost to the Investor will not be less than CAD $150,000, paid in cash at the time of the distribution; (D) not a person that was created, or used solely to purchase or hold the Common Shares and Warrants in reliance on the exemption from the prospectus requirement set out in subsection 2.10 (1) of Regulation 45-106 – Prospectus Exemptions (Québec);

(d)	the Investor is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the investor is resident that would apply to the purchase of the Purchased Shares and the Warrants (the “International Jurisdiction”);

(e)	the Investor is purchasing the Purchased Shares and the Warrants pursuant to exemptions from prospectus, registration or equivalent requirements under applicable securities laws or, if such is not applicable, the Investor is permitted to purchase the Purchased Shares, the Warrants and any Warrant Shares under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions;

(f)	the applicable securities laws of the authorities in the International Jurisdiction do not require the Corporation to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Purchased Shares, the Warrants and any Warrant Shares;

(g)	the purchase of the Purchased Shares and the Warrants by the Investor does not trigger:

(i)	any obligation of the Corporation to prepare and file a prospectus, an offering memorandum or similar document, or any other report or notice with respect to such purchase in the International Jurisdiction;

(ii)	any continuous disclosure reporting obligation of the Corporation in the International Jurisdiction; or

(iii)	any registration or other obligation on the part of the Corporation in the International Jurisdiction;

(h)	the distribution of the Purchased Shares, the Warrants and any Warrant Shares to the Investor complies with the laws of the International Jurisdiction;

(i)	the Investor acknowledges that the Purchased Shares and the Warrants have not been offered to the Investor (or any person on whose behalf the Investor is contracting) in the United States, and any person making the order to purchase the Purchased Shares and the Warrants and executing and delivering this Agreement was not in the United States when the order was placed and this Agreement was executed and delivered;

(j)	the Investor is not a U.S. Person (as defined in Regulation S under the United States Securities Act of 1933 (the “U.S. Securities Act”), as amended, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States) and is not purchasing the Purchased Shares or the Warrants on behalf of, or for the account or benefit of, a Person in the United States or a U.S. Person;

(k)	the Investor has not purchased the Purchased Shares or the Warrants as a result of any form of directed selling efforts in the United States, as such term is defined in Regulation S under the U.S. Securities Act;

(l)	the Investor understands and acknowledges that the Corporation (i) is under no obligation to be or to remain a “foreign issuer”, as such term is defined in the U.S. Securities Act, (ii) may not, at the time the Investor sells the Purchased Shares or the Warrant Shares, or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a foreign issuer;

(m)	neither the Investor nor any of its Affiliates owns or controls, directly or indirectly any Common Shares;

(n)	the Investor understands that the Purchased Shares and the Warrants are being offered for sale only on a “private placement” basis and that the sale and delivery of the Purchased Shares and the Warrants is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or delivery of an offering memorandum or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivery of an offering memorandum and, as a consequence (i) the Investor is restricted from using most of the civil remedies available under Securities Laws, (ii) the Investor may not receive information that would otherwise be required to be provided to it under Securities Laws, and (iii) the Corporation is relieved from certain obligations that would otherwise apply under Securities Laws; and

(o)	the Investor has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, registration statement, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Corporation which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the Purchased Shares or the Warrants.

3.3	Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a)	no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Shares or the Warrants;

(b)	the Purchased Shares and the Warrant Shares will be subject to a restricted period on resale prescribed by Section 2.5 of National Instrument 45-102 – Resale of Securities;

(c)	the certificate(s) or DRS Advice(s) representing the Purchased Shares, when issued, will bear or be bound by, a legend substantially in the form set out in the Accredited Investor Status Certificate, as well as any legends prescribed by applicable Securities Laws and the policies of the TSXV and NYSE; and

(d)	the Warrants, when issued, will bear or be bound by, a legend substantially in the following form:

“Unless permitted under securities legislation, the holder of this security must not trade the security before [insert date that is four months and one day after the distribution date].”

as well as any other legends prescribed by applicable Securities Laws and the policies of the TSXV and NYSE.

Article 4
CONDITIONS precedent to CLOSING

4.1	Investor’s Conditions Precedent to Closing

The Investor’s obligation under this Agreement to purchase the Purchased Shares and the Warrants, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a)	(i) the representations and warranties of the Corporation contained in Sections 3.1(a), 3.1(b), and 3.1(e) of this Agreement shall be true and correct in all respects as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Effect, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b)	the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Closing;

(c)	no Material Adverse Effect shall have occurred;

(d)	the Investor shall have received a certificate from a senior officer of the Corporation (on the Corporation’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a), 4.1(b), and 4.1(c);

(e)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(f)	the Common Shares shall continue to be listed for trading on the TSXV and the NYSE as at the Closing;

(g)	the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(h)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares and the Warrants as herein contemplated, including any required approval of the TSXV, any required authorization of the NYSE and any required approval by the Shareholders;

(i)	all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws; and

(j)	the Investor shall have received the closing deliveries set forth in Section 5.2.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Investor may elect not to complete the Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2	Corporation’s Conditions Precedent to Closing

The Corporation’s obligation under this Agreement to issue and sell the Purchased Shares and the Warrants, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a)	the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)	the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Closing;

(c)	the Corporation shall have received a certificate from an officer of the Investor (on the Investor’s behalf and without personal liability), in form and substance satisfactory to the Corporation, acting reasonably, confirming the conditions referred to in Sections 4.2(a) and 4.2(b);

(d)	there shall be no issued Order, injunction, judgment or ruling filed or imposed by any Governmental Entity for the purpose of enjoining, delaying, restricting or preventing the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions are improper;

(e)	the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares and the Warrants as herein contemplated, including any required approval of the TSXV, any required authorization of the NYSE, and any required approval by the Shareholders; and

(f)	the Corporation shall have received the closing deliveries set forth in Section 5.3.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Corporation may elect not to complete the Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

Article 5
cLOSING

5.1	Time and Place of Closing

The closing of the subscription and issuance of the Purchased Shares and the Warrants (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Closing Time, or at such other place, date or time as agreed upon by the Investor and the Corporation.

5.2	Corporation’s Closing Deliveries

At or prior to the Closing Time, the Corporation shall deliver to the Investor or an Affiliate of the Investor, as the case may be, the following:

(a)	the Offtake Agreement duly executed by the Corporation;

(b)	the Investor Rights Agreement duly executed by the Corporation;

(c)	the Registration Rights Agreement duly executed by the Corporation;

(d)	the Warrant Certificate duly executed by the Corporation;

(e)	one or more share certificates or DRS Advices evidencing the Purchased Shares and registered in accordance with the registration instructions set forth in Schedule A hereto, or as may be otherwise subsequently directed by or on behalf of the Investor in writing;

(f)	a certificate of compliance of the Corporation dated within two Business Days prior to the Closing issued pursuant to the Canada Business Corporations Act;

(g)	a certificate dated the date of Closing addressed to the Investor and signed by a senior officer of the Corporation (in each case without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), certifying with respect to:

(i)	the currently effective constating documents of the Corporation;

(ii)	the necessary corporate approvals of the Corporation for the offering of the Purchased Shares and the Warrants and the issuance of the Warrant Shares; and

(iii)	an incumbency and signatures of signing persons of authority and officers of the Corporation;

(h)	a corporate law and securities law opinion from the Corporation’s legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the distribution of the Purchased Shares and the Warrants, an exemption to the registration requirements under Securities Laws and other related matters;

(i)	evidence of any required approval of the TSXV and any required authorization of the NYSE with respect to the sale and the listing of the Purchased Shares and the Warrants as herein contemplated; and

(j)	such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

5.3	Investor’s Closing Deliveries.

At or prior to the Closing Time, the Investor shall or shall cause Panasonic Energy to, as the case may be, deliver to the Corporation, the following:

(a)	the Offtake Agreement duly executed by Panasonic Energy;

(b)	the Investor Rights Agreement duly executed by the Investor;

(c)	the Registration Rights Agreement duly executed by the Investor;

(d)	the Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation no fewer than five Business Days prior to the Closing; and

(e)	such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

Article 6
cOVENANTS

6.1	Actions to Satisfy Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 4.

6.2	Consents, Approvals and Authorizations

(a)	The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to the Investment. If required by Securities Laws or reasonably requested by the Corporation, the Investor will use commercially reasonable efforts to execute, deliver, file and otherwise assist the Corporation in filing, such reports, undertakings and other documents with respect to the issue of the Purchased Shares and the Warrants.

(b)	The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSXV or the NYSE if required in connection with the Investment. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c)	Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSXV and the NYSE. If the approval or authorization of either of the TSXV or the NYSE is “conditional approval” subject to the making of customary deliveries to the TSXV or the NYSE after the Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSXV or the authorization from the NYSE, as applicable.

(d)	Without limiting the generality of the foregoing, each of the Corporation and the Investor shall use its reasonable best efforts to (i) promptly file, or cause to be filed, any notification required to be made to any Governmental Entity pursuant to the applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated hereby; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such Governmental Entity; and (iii) take all commercially reasonable steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the transactions contemplated hereby. Each of the Corporation and Investor (i) shall cooperate with the other party in connection with any filing or submission made pursuant to this section and keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity regarding any filings contemplated hereby, (ii) provide the other party notice and an opportunity to participate in any oral communications with such Governmental Entity to the extent not prohibited by that Governmental Entity, and (iii) provide the other party the opportunity to review and comment on any substantive communications with such Governmental Entity and consider the other party’s comments reasonably and in good faith.

(e)	The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the Investment.

6.3	Ordinary Course of Business

(a)	Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Closing Time and the termination of this Agreement, the Corporation and its Subsidiaries shall conduct its business in the Ordinary Course in material compliance with Applicable Laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of its Permits, and preserve the rights, goodwill and relationships of counterparties of Material Contracts. Without limiting the foregoing, the Corporation covenants and agrees with the Investor the Corporation will not, from the date hereof and ending on the earlier of the Closing Time and the termination of this Agreement, except with the prior written consent of the Investor, or as set forth in Section 6.3(a) of the Disclosure Letter:

(i)	split, combine or reclassify any of the outstanding Common Shares;

(ii)	redeem, purchase or offer to purchase any Common Shares or convertible notes (excluding the Notes);

(iii)	amalgamate, merge or consolidate with any other Person;

(iv)	perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the Investment (which for greater certainty does not include a Change of Control);

(v)	make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its Subsidiaries (other than in the Ordinary Course); or

(vi)	agree or commit to do any of the foregoing.

6.4	Access to Information

Until the earlier of the Closing Time and the termination of this Agreement, the Corporation shall:

(a)	provide the Investor, its designees and its representatives with reasonable access, upon reasonable notice during normal business hours, to the Corporation’s and its Subsidiaries’ books and records and executive management so that the Investor may conduct reasonable inspections, investigations and audits relating to the Corporation and its Subsidiaries, including as to the internal accounting controls and operations of the Corporation and its Subsidiaries;

(b)	deliver to the Investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any Governmental Entity or any Claim or filing involving the Corporation, in each case, in respect of the Corporation’s potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

(c)	for the year ended December 31, 2023 and subsequent reporting periods, deliver to the Investor, as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of the Corporation’s quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of the Corporation’s annually publicly issued financial statements with respect to such fiscal year to U.S. GAAP, if it was reasonably determined by the Investor that this information is necessary for the Investor’s financial reporting, accounting or tax purposes; and

(d)	deliver to the Investor, as promptly as practicable, such information and documentation relating to the Corporation and its Affiliates as the Investor may reasonably request from the Corporation from time to time for purposes of complying with the Investor’s tax reporting obligations with respect to its ownership of the Corporation.

6.5	Notice

Until the earlier of the Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Closing Time; or

(b)	result in the failure of the Corporation comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

6.6	Anti-bribery and Corruption Compliance

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall cause its employees, directors, officers, and to the best of its ability any person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(b)	neither the Corporation, the Subsidiaries, nor any of its or their employees, directors, officers or, to the knowledge of the Corporation, or any person acting on its behalf shall:

(i)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other person to use their influence with any Governmental Entity or any government-owned person to effect or influence any act or decision of such Governmental Entity or government-owned person; and

(ii)	accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws.

(c)	the Corporation shall (and shall cause its Subsidiaries to) maintain policies, procedures and internal controls reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to any third parties or Persons (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Corruption Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Anti-Corruption Laws.

6.7	Trade and Sanctions Compliance

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any person acting on its or their behalf to comply with all applicable Sanctions;

(b)	neither the Corporation, the Investor, nor any of their respective subsidiaries, directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the knowledge of the Corporation or the Investor, as applicable, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(c)	the Corporation shall as soon as practicable and no later than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], institute and maintain a risk-based compliance program commensurate with a company of the Corporation’s size and stage of development to ensure compliance with Sanctions by itself, its Subsidiaries and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. Within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Sanctions. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Sanctions; and

(d)	the Corporation shall not, and shall cause its Subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory.

This Section 6.7 shall not be interpreted or applied in relation to the Corporation to the extent that the representations made under this Section 6.7 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

6.8	Compliance with Money Laundering Laws

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	the Corporation shall cause its employees, directors, officers, and to the best of its ability any person acting on its behalf to comply with all applicable Money Laundering Laws; and

(b)	the Corporation shall as soon as practicable and no later than [REDACTED – COMMERCIALLY SENSITIVE INFORMATION], institute and maintain policies and procedures commensurate with a company of the Corporation’s size and stage of development designed to ensure compliance with any applicable Money Laundering Laws by itself, its Subsidiaries and each of their respective directors, officers, and employees. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation’s adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Money Laundering Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Money Laundering Laws.

6.9	Foreign Investment Review

Until the earlier of the Closing Time and the termination of this Agreement:

(a)	prior to making, or accepting, any ownership investment after the date hereof, the Corporation shall, as applicable under the relevant laws and regulations, and unless the Investor has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion regarding the status of the investment under the national security review provisions of the Investment Canada Act; and

(b)	notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Corporation and its Subsidiaries agree to cooperate with any inquiry by CFIUS or Canadian Governmental Authorities, with respect to the Corporation’s business (or that of its Subsidiaries) or any past or new investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by CFIUS or Canadian Governmental Authorities, after due discussion with CFIUS or Canadian Governmental Authorities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, the Corporation and its Subsidiaries shall take any and all actions to comply with any valid Order, writ, judgment, ruling, assessment, injunction, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with CFIUS or any Canadian Governmental Entity with respect to any such investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake.

Article 7

TERMINATION

7.1	Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the parties;

(b)	written notice by either party to the other in the event the Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

(c)	written notice by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d)	by the Investor, if Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of (x) the Outside Date, and (y) the date that is 30 days after the Corporation’s receipt of written notice from the Investor stating the Investor’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination or (B) is incapable of being cured;

(e)	by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2 and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of (x) the Outside Date, and (y) the date that is 30 days after the Investor’s receipt of written notice from the Corporation stating the Corporation’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination or (B) is incapable of being cured; or

(f)	written notice of the Investor on the dissolution or bankruptcy of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

7.2	Effect of Termination

Upon the termination of this Agreement:

(a)	except for this Section 7.2, the surviving indemnification and contribution obligations as provided in Section 8.5 and Article 9, all the provisions of this agreement shall lapse and cease to have effect; and

(b)	neither the lapsing of those provisions nor their ceasing to have effect shall affect any accrued rights or liabilities of any party in respect of damages for breach of this Agreement prior to such lapse and cessation.

Article 8

Indemnification

8.1	Indemnification by the Corporation

(a)	The Corporation shall indemnify and save harmless the Investor and each of its directors, officers, and employees (collectively referred to as the “Investor Indemnified Parties”) from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement as of the Closing Date, with the same force and effect as if made on and as at the Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Corporation’s obligations under Section 8.1(a) shall be subject to the following limitations:

(i)	the Survival Date, in accordance with Section 8.5; and

(ii)	the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology.

8.2	Indemnification by the Investor

(a)	The Investor shall indemnify and save harmless the Corporation and its directors, officers and employees (collectively referred to as the “Corporation Indemnified Parties”) from and against any Losses which may be made or brought against the Corporation Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Investor contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Investor contained in this Agreement or given as of the Closing Date, with the same force and effect as if made on and as at the Closing Date, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Investor’s obligations under Section 8.2(a) shall be subject to the following limitations:

(i)	Survival Date, in accordance with Section 8.5; and

(ii)	the Investor shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology.

8.3	Indemnification Procedure

(a)	Promptly, and in any event within 20 days, after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party, notify the Indemnifying Party of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a “Third Party”) against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is actually and materially prejudiced by such failure to so notify.

(b)	With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the 60-day period (or any mutually agreed upon extension thereof) the parties cannot agree to the validity and amount of such Claim, the Indemnified Party and the appropriate Indemnifying Party shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 9.7) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c)	With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Indemnifying Party under Section 8.3(a), the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 8.3(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article 8.

(d)	Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 8.3(a), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(f)	If the Indemnifying Party does not assume control of a Claim as permitted in Section 8.3(a), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such claim without the consent of the Indemnifying Party.

(g)	Notwithstanding anything to the contrary in this Section 8.3, the indemnity obligations in this Article 8 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Indemnified Party may be subject were caused solely by the Indemnified Party’s fault or breach.

(h)	Except for any Claims arising from fraud or gross or intentional fault of the Indemnifying Party, the rights to indemnification set forth in this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision or civil law) in respect of: (i) any non-fulfilment or breach of any covenant or agreement on the part of the Indemnifying Party contained in this Agreement; or (ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement.

(i)	An Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.4	Contribution

If the indemnification provided for in this Article 8 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any Losses referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with matters that resulted in such Loss as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

8.5	Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Purchased Shares and the Warrants and shall continue in full force and effect for a period ending on the date that is [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] following the Closing, notwithstanding any subsequent disposition by the Investor of the Purchased Shares, the Warrants, or the Warrant Shares, or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a) to 3.1(g) and the representations, warranties, acknowledgments, and authorizations of the Investor set forth in Sections 3.2(a) and 3.2(b) of this Agreement shall survive [REDACTED – COMMERCIALLY SENSITIVE INFORMATION]; and provided further, that the representations and warranties of the Corporation set forth in Section 3.1(ff) shall survive until [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] after the expiration of the last of the limitation periods contained in the Tax Act or any other Applicable Laws imposing Taxes on the Corporation subsequent to the expiration of which an assessment or reassessment or other form or recognized document assessing liability for Taxes, interest or penalties thereunder for the period ended on the Closing Date cannot be issued (such period to include any period extended by any agreement, waiver or arrangement with any Governmental Entity, if such extension is requested, or consented to, in writing by the Corporation) (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 8 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

8.6	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Indemnifying Party shall not be required to indemnify any Indemnified Party for the Loss that could have been avoided if the Indemnified Party had made such efforts.

8.7	Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 8, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 8 and the Corporation is acting on its own behalf and as agent for the other Corporation Indemnified Parties referred to in this Article 8. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 8 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties, and the Corporation shall act as trustee for such Corporation Indemnified Parties of the covenants of the Investor under this Article 8 with respect to such Corporation Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Corporation Indemnified Parties.

Article 9
GENERAL PROVISIONS

9.1	Expenses

Each party shall bear its own fees and expenses incurred in connection with the Investment.

9.2	Time of the Essence

Time shall be of the essence of this Agreement.

9.3	Further Acts

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties may reasonably require from time to time for the purpose of giving effect to this Agreement and the Ancillary Agreements.

9.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

9.5	Governing Law

Subject to Section 9.7, this Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

9.6	Language

The parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

9.7	Resolution of Disputes

(a)	The parties shall discuss and use reasonable efforts to settle any Disputes.

(b)	Any dispute, claim, difference, or controversy arising out of, relating to or having any connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with this Agreement (a “Dispute”), which cannot be settled pursuant to Section 9.7(a) within 20 days from receiving written notice from either party of the existence of such Dispute, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). All issues of arbitrability, including the existence, scope, or applicability of the agreement to arbitrate, are delegated to the arbitral tribunal constituted under the ICC Rules, or another authority in accordance with such ICC Rules.

(c)	The seat of the arbitration shall be New York. The parties may agree to hold hearings or other meetings in other locations.

(d)	The language of the arbitration shall be English. All documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by an English translation.

(e)	The parties agree that any arbitration shall be maintained confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial or regulatory proceedings. For the avoidance of doubt, no award or procedural order made in the arbitration shall be published.

(f)	The number of arbitrators shall be one. The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute. The parties shall endeavour to nominate the sole arbitrator by agreement. If the parties have not agreed upon a person to act as arbitrator hereunder within 30 days after any party’s request for arbitration, the arbitrator shall be chosen pursuant to the applicable ICC Rules.

(g)	The arbitrator shall be independent and impartial of each party. The parties agree to comply with the International Bar Association Guidelines on Conflicts of Interest in Arbitration in matters concerning prospective arbitrator appointments and disclosure of relationships between parties, party representatives, and the arbitrator.

(h)	The award shall be final and binding upon the parties. Unless otherwise provided by this Agreement, the arbitral award may involve any form of any relief permitted by New York law and deemed appropriate by the tribunal, including specific performance of the parties’ obligations. To the fullest extent permitted by any applicable law, each party hereby waives any right to appeal, challenge, annul, set aside or vacate the award on any grounds (including on the grounds that the award is against public policy, invalid or unenforceable) in any national courts. Each party undertakes to make any payments required by, or otherwise comply with, the award within a period of 30 days following the date of the award.

(i)	Each party shall bear its own fees and costs for any arbitration, provided that, the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion award fees and costs against such party.

(j)	Each party hereby acknowledges that it would not have an adequate remedy at law for money damages in the event that this Agreement was not performed in accordance with its terms and therefore agrees that each party shall be entitled to specific performance and/or interim relief. The parties hereby acknowledge and agree that they may apply to the tribunal or to any court of competent jurisdiction for conservatory or interim measures. Nothing in this clause shall be construed as precluding a party from seeking a remedy at law in conjunction with specific performance and/or interim relief, even though the remedy at law it is inadequate.

(k)	Notwithstanding the initiation of dispute resolution procedures in accordance with this Section 9.7, the parties shall continue to perform their respective obligations under this Agreement.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.9	Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

9.10	Notices

Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Investor, be addressed to:

Panasonic Holdings Corporation
1006, Kadoma, Kadoma City
Osaka 571-8501, Japan

Attention:	Masahiko Tsugita
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Allen & Overy Gaikokuho Kyodo Jigyo Horitsu Jimusho
22nd Floor, JP Tower
2-7-2 Marunouchi, Chiyoda-ku
Tokyo 100-7022

Attention:	Nick Wall and Hitomi Komachi
Email:	[REDACTED – CONTACT INFORMATION]

In the case of notice to the Corporation shall be addressed to:

Nouveau Monde Graphite Inc.
481 rue Brassard
Saint-Michel-des-Saints, Québec J0K 3B0
Canada

Attention:	Eric Desaulniers
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
99 Bank Street, Suite 500
Ottawa, Ontario K1P 6B9
Canada

Attention:	Alison Babbitt
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Geoffrey Gilbert
Email:	[REDACTED – CONTACT INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 9.10.

9.11	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.

9.12	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to (i) Japan SPC, or (ii) any Affiliate of the Investor that is “related” to the Investor (as defined in the Tax Act) at the time of the assignment and transfer until the Transfer Restrictions no longer apply; provided that no such assignment shall relieve the Investor of any of its obligations hereunder and provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement.

9.13	No Third-Party Beneficiaries

Except as provided in Article 8 with respect to indemnification, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.14	Public Notices/Press Releases

(a)	The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party’s announcement shall be approved by the other party in advance, acting reasonably.

(b)	No party shall:

(i)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(ii)	make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other party; provided, however, that, this Section 9.14(b)(ii) shall be subject to each party’s overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.15	Public Disclosure

During the period from the date of this Agreement to the Closing, the Corporation shall provide prior notice to the Investor of any public disclosure related to the Investment that it proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.16	Confidentiality

The confidentiality obligations and restrictions of the parties contained in the Amended and Restated Mutual Non-Disclosure Agreement dated January 22, 2024 shall apply to this Agreement as if fully set forth herein.

9.17	Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:	/s/ Eric Desaulniers
Name: Eric Desaulniers
Title: Chief Executive Officer

PANASONIC HOLDINGS CORPORATION

Per:	/s/ Hirokazu Umeda
	Name:	Hirokazu Umeda
	Title:	Representative Director Executive Vice President Group CFO

[Signature page to Subscription Agreement]

schedule a

REGISTRATION INSTRUCTIONS

[REDACTED – CONTACT INFORMATION]

Registered Name	Registered Address	Number and Type of Security

SCHEDULE B

WARRANT CERTIFICATE

(see attached)

PRE-EXECUTION VERSION

WARRANT CERTIFICATE

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE [●]1, 2024.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ONLY PRIOR TO 5:00 P.M., MONTREAL TIME, ON THE EXPIRATION DATE, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

FEBRUARY [●]2, 2024

COMMON SHARE PURCHASE WARRANT CERTIFICATE

To Purchase 12,500,000 Common Shares of
NOUVEAU MONDE GRAPHITE INC.

Warrant Certificate No. 2024-002	Certificate for 12,500,000 Warrants, each entitling the holder to acquire one (1) Common Share (as hereinafter defined and subject to adjustment as set out herein).

THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED, Panasonic Holdings Corporation, 1006, Kadoma, Kadoma City, Osaka 571-8501, Japan (the “Holder”), or its permitted assigns, is entitled, during the Exercise Period (as hereinafter defined), to purchase from Nouveau Monde Graphite Inc., a corporation organized and existing under the laws of Canada (the “Corporation” or the “Issuer”), the Warrant Shares (as hereinafter defined and subject to adjustment as set out herein), at the then Current Warrant Price for each Warrant (as hereinafter defined), all on and subject to the terms and conditions hereinafter set forth.

The Corporation shall treat the Holder as the absolute owner of this Warrant Certificate for all purposes and the Corporation shall not be affected by any notice or knowledge to the contrary. The Holder shall be entitled to the rights evidenced by this Warrant Certificate and the receipt by the Holder of the Warrant Shares issuable upon exercise hereof shall be a good discharge to the Corporation and the Corporation shall not be bound to inquire into the title of the Holder.

1 Insert date that is four months and one day after the distribution date.

2 To be dated the Closing Date.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Warrant Shares at any time after the Expiration Date, and from and after the Expiration Date these Warrants and all rights hereunder shall be void and of no value.

1.	Definitions. In this Warrant Certificate, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement (as defined below). As used in this Warrant Certificate, the following terms have the respective meanings set forth below:

“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Québec or in Tokyo, Japan and (b) a day on which banks are generally closed in the Province of Québec or in Tokyo, Japan;

“Capital Reorganization” has the meaning set forth in Section 4.5(a);

“Closing Date” has the meaning ascribed in the Subscription Agreement;

“Common Shares” means common shares in the capital of the Corporation;

“Common Shares Deemed Outstanding” means, at any given time, the sum of (a) the number of shares of Common Shares actually outstanding at such time, plus (b) the number of shares of Common Shares issuable upon exercise, conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of options actually outstanding at such time), in each case, regardless of whether the Convertible Securities are actually exercisable at such time; provided, that Common Shares Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries;

“control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(i)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(ii)	by virtue of any powers conferred by the constitutional documents of that entity, or any other document, regulating that or any other entity;

control is deemed to arise (without limitation to other circumstances in which control may arise) when that person:

(i)	owns more than 50% of all voting interests (or similar, however described) in that entity; or

2

(ii)	has the power, whether through contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity;

“Convertible Securities” means securities (including options) that are exchangeable, convertible or exercisable into Common Shares;

“Current Market Price” means of the Common Shares at any date means the price per share equal to the last closing price of the Common Shares on the TSXV before such date or, if the Common Shares are not then listed on the TSXV, the volume-weighted average trading price on the NYSE during the five (5) consecutive trading days ending before such date; in each case as reported by Bloomberg Finance L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume- weighted average trading price is unavailable, the market price of one Common Share on each such trading day). The “volume-weighted average trading price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

“Current Warrant Price” means, in respect of a Warrant Share at any date herein specified, the price at which a Warrant Share may be purchased pursuant to this Warrant Certificate on such date. Unless the Current Warrant Price is adjusted pursuant to the terms herein, the Current Warrant Price shall be the lower of (i) US$2.38; and (ii) the amount in United States dollars per Warrant Share equal to the closing price of the Common Shares on the trading day after the day on which the transactions contemplated by the Subscription Agreement and the Offtake Agreement are announced;

“Dispute” has the meaning set forth in Section 13.12(a);

“DRS” means direct registration system maintained by the transfer agent of the Corporation for the Common Shares;

“DRS Advice” means a notification produced by the DRS evidencing ownership of the Common Shares;

“Exercise” has the meaning set forth in Section 2.1(b);

“Exercise Period” means the period during which the Warrants are exercisable pursuant to Section 2.1(a);

“Exercise Trigger” means (i) an affirmative FID and (ii) the Holder and/or Japan SPC together entering into a binding agreement to purchase the FID Purchased Shares;

“Expiration Date” means the earlier of the date (i) upon which the Holder and/or Japan SPC subscribe for and purchase the FID Purchased Shares, (ii) upon which the subscription agreement in respect of the FID Purchased Shares is terminated pursuant to its terms, or (iii) that is five years immediately following the date hereof;

3

“FID” has the meaning ascribed thereto in the Offtake Agreement;

“FID Purchased Shares” means Common Shares with an aggregate purchase price of US$175,000,000.00 (including any payment of the Warrant Price) purchased by the Holder and/or Japan SPC in connection with the FID;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

“Holder” has the meaning ascribed thereto on page 1 hereof;

“ICC Rules” has the meaning set forth in Section 13.12(a);

“IFRS” means International Financial Reporting Standards;

“Japan SPC” means a special purpose vehicle to be established by the Holder and certain other parties acceptable to the Corporation, acting reasonably, in connection with the Holder’s investment in the Corporation;

“Maximum Issuance Limitation” has the meaning ascribed thereto in Section 2.3;

“NYSE” means the New York Stock Exchange;

“Offtake Agreement” has the meaning ascribed thereto in the Subscription Agreement;

“Other Exchange” means any other recognized North American stock exchange or quotation system;

“Other Property” has the meaning set forth in Section 4.5(a);

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

“Rights Offering” has the meaning set forth in Section 4.3;

“Securities Laws” means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSXV, the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

“Special Distribution” has the meaning set forth in Section 4.4;

4

“Subscription Agreement” means the subscription agreement between the Holder and the Corporation dated as of February 14, 2024;

“Transfer” means any permitted disposition of any Warrant or of any interest therein but, for greater certainty, does not include the exercise of the Warrants;

“TSXV” means the TSX Venture Exchange;

“Warrant Certificate” means a certificate issued by the Corporation and representing the Warrants, including for certainty, this certificate;

“Warrant Exercise Form” means the subscription form attached as Exhibit A hereto;

“Warrant Price” means an amount equal to (a) the number of Warrant Shares being purchased upon exercise of this Warrant Certificate pursuant to Section 2.1, multiplied by (b) the Current Warrant Price;

“Warrant Shares” means the 12,500,000 Common Shares to be purchased upon the due and valid exercise of the Warrants represented by this Warrant Certificate, subject to adjustment as provided herein; and

“Warrants” means the common share purchase warrants represented by this Warrant Certificate and all warrants issued upon Transfer, division or combination of, or in substitution for, any part thereof.

2.	Exercise of Warrants.

2.1	Exercise.

(a)	Upon the Exercise Trigger and until the Expiration Date (the “Exercise Period”), the Holder may exercise all, but not less than all, of the Warrants, subject to the Maximum Issuance Limitation on any Business Day, for all of the Warrant Shares purchasable hereunder.

(b)	In order to exercise the Warrants, the Holder shall deliver to the Issuer at its principal office or at the office or agency designated by the Issuer pursuant to Section 13.3 the written notice of the Holder’s election to exercise the Warrants in the form of the Warrant Exercise Form, duly completed and executed by the Holder or its agent or attorney (the “Exercise”) in a manner that is consistent with Section 13.7.

2.2	Closing of Exercise

(a)	Upon the occurrence of the Exercise, the parties shall complete the exercise of the Warrants thereafter by delivery of the following:

(1)	the Holder shall deliver to the Issuer payment of the Warrant Price in United States dollars by wire transfer of immediately available funds to the account of the Issuer (as designated by the Issuer in writing to the Holder);

5

(2)	the Issuer shall execute or cause to be executed and deliver or cause to be delivered to the Holder, as applicable, pursuant to the instructions specified in the Warrant Exercise Form, one or more share certificates or DRS Advices representing the aggregate number of Warrant Shares issuable upon such exercise in accordance with the registration instructions set forth in the Warrant Exercise Form, or as the Holder may otherwise subsequently direct the Issuer in writing. The share certificate(s) or DRS Advice(s) so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder; and

(3)	if the Warrants are not exercised in full as a result of the Maximum Issuance Limitation, the Issuer shall deliver to the Holder a replacement Warrant Certificate representing the unexercised Warrants.

(b)	A Warrant shall be deemed to have been exercised and such certificate or certificates representing the applicable aggregate number of Warrant Shares issuable upon such exercise shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a Holder of record of such Warrant Shares for all purposes, as of the date when the Holder has delivered the Warrant Exercise Form in accordance with Sections 2.1(b) and 13.3 and paid the Warrant Price to the Issuer in accordance with Section 2.2(a)(1).

2.3	Notwithstanding the provisions of Sections 2.1 and 2.2:

(a)	if the TSXV does not grant conditional approval to permit the Holder to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares, the Holder will not be entitled to exercise Warrants, and the Issuer will not issue Warrant Shares to Holder hereunder, that will result in the Holder owning, together with Common Shares already owned or controlled on the date of exercise of the Warrants hereunder, more than 19.9% of issued and outstanding share capital of the Issuer; and

(b)	if the Corporation obtains conditional approval from the TSXV and authorization from the NYSE if applicable, to permit the Holder to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares, then the maximum number of Common Shares issuable hereunder shall be the lesser of:

(1)	the maximum amount that Holder may hold that will not reasonably be expected to result in the Holder having to consolidate the Corporation’s financial performance in connection with preparing the Holder’s financial statements under IFRS, unless the Holder consents otherwise; and

(2)	the number of Common Shares that will result in the Holder holding 30% of the issued and outstanding Common Shares of the Corporation

(in either (a) or (b) above, the “Maximum Issuance Limitation”).

6

2.4	Any certificate or DRS Advice representing Warrant Shares issued upon the exercise of this Warrant Certificate prior to four months and one day after the Closing Date will bear the following legends, to the extent such legends remain applicable at the time of such exercise:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JUNE [●]3, 2024.

The following legend will be placed on the Warrants upon the issuance thereof, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. Securities Laws and regulations:

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

2.5	The Warrants represented hereby and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state. The Warrants represented hereby may not be exercised by or for the account of a U.S. Person or a Person in the United States without registration under the U.S. Securities Act and all applicable state Securities Laws or unless an exemption from such registration is available and, upon request by the Corporation, the Holder has provided the Corporation with a written opinion of United States legal counsel or other evidence reasonably satisfactory to the Corporation to such effect. Notwithstanding the foregoing, a holder who checks box 3 of the Warrant Exercise Form and represents, warrants and certifies to the Corporation that (a) it purchased the Warrants from the Corporation pursuant to the Subscription Agreement, (b) it is exercising the Warrants for its own account, (c) it is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on the date of exercise, and (d) the representations and warranties of the Holder set forth in the Subscription Agreement (other than representations regarding the Holder’s ownership of the Corporation’s equity securities at the time of entry into the Subscription Agreement) remain true and correct on the date of exercise, shall not be required to deliver a written opinion of United States counsel upon exercise of the Warrant. If applicable, the share certificate(s) or DRS advice(s) representing the Warrant Shares shall bear the legend set forth in Warrant Exercise Form. As used herein, the terms “United States” and “U.S. Person” have the meaning ascribed thereto in Regulation S under the U.S. Securities Act.

3 Insert date that is four months and one day after the distribution date.

7

2.6	Restrictions on Exercise Amount. In the event the Corporation is prohibited from issuing Warrant Shares as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self- regulatory organization, the Corporation shall as soon as possible take such commercially reasonable action to authorize the issuance of the full number of Warrant Shares issuable upon the full exercise of this Warrant Certificate.

2.7	Investment Purposes. The Holder confirms that Holder is subscribing for the Warrants as principal for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws) for investment purposes only and has no current intention to sell or otherwise dispose of the Warrants.

3.	Transfer, Division and Combination.

3.1	Transfer. The Warrants shall not be transferrable by the Holder, except with the prior written consent of the Corporation. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Warrant Certificate in their entirety, without the consent of the Corporation, to (i) Japan SPC or (ii) any Affiliate of the Holder; provided that Japan SPC or such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Warrant Certificate. The Corporation may not transfer all or any interest in this Warrant Certificate, except as explicitly set forth in Section 4 of this Warrant Certificate.

Any Transfer of the Warrants and all rights hereunder, in accordance with the foregoing provisions, shall be registered on the books of the Corporation to be maintained for such purpose, upon surrender of this Warrant Certificate at the principal office of the Corporation or the office or agency designated by the Corporation pursuant to Section 13.2, together with a written assignment of the Warrants substantially in the form of Exhibit B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such Transfer. Upon such surrender and, if required, such payment, the Corporation shall execute and deliver a new Warrant Certificate in the name of the assignee or assignees and in the denomination specified in such instrument of assignment and shall issue to the assignor a new Warrant Certificate evidencing the number of Warrants not so assigned, and this Warrant Certificate shall promptly be cancelled. Following a Transfer that complies with the requirements of this Section 3.1, the Warrants may be exercised by a new Holder for the purchase of Warrant Shares regardless of whether the Corporation issued or registered a new Warrant Certificate on the books of the Corporation.

4.	Warrant Adjustments.

4.1	Adjustments. The number of Warrant Shares for which the Warrants are exercisable, and the price at which such shares may be purchased upon exercise of the Warrants, shall be subject to adjustment from time to time as set forth in this Section 4. The Corporation shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Sections 5.1 and 5.2.

8

4.2	Share Dividends, Subdivisions and Combinations. If at any time while the Warrants are outstanding the Corporation shall:

(a)	declare a dividend in Common Shares or Convertible Securities or make a distribution of Common Shares or Convertible Securities on all or substantially all of its outstanding Common Shares;

(b)	subdivide its outstanding Common Shares into a larger number of Common Shares; or

(c)	combine its outstanding Common Shares into a smaller number of Common Shares,

then, on the record date for such event or, if no record date is fixed, the effective date of such event, in each case:

(1)	the Current Warrant Price shall be adjusted so that it will equal the rate determined by multiplying the Current Warrant Price in effect immediately prior to such date by a fraction, of which the numerator shall be the total number of Common Shares Deemed Outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares Deemed Outstanding on such date after giving effect to such event; and

(2)	the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Current Warrant Price.

Any adjustment made pursuant to Section 4.2(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to Sections 4.2(b) or 4.2(c) shall become effective immediately after the effective date of such subdivision or combination.

4.3	Rights Offering. If at any time while the Warrants are outstanding the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or having a conversion price per Common Share) less than 95% of the Current Market Price as at the record date (the issuance of any such rights, options or warrants being a “Rights Offering”), then the Current Warrant Price shall be adjusted effective immediately after the record date so that it shall equal the price determined by multiplying the Current Warrant Price in effect on the record date of such Rights Offering by a fraction:

(a)	the numerator of which shall be the number of Common Shares Deemed Outstanding on the record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the Convertible Securities so offered) by the Current Market Price; and

9

(b)	the denominator shall be the number of Common Shares Deemed Outstanding on the record date plus the total number of additional Common Shares offered by subscription or purchase (or into which the Convertible Securities so offered are convertible).

To the extent that any such rights, options or warrants are not so issued or are not exercised prior to the expiration thereof, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect if the record date had not been fixed or the Current Warrant Price which would then be in effect based upon the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights, options and warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.4	Special Distribution. If at any time while the Warrants are outstanding the Corporation shall issue or distribute to all or substantially all the holders of Common Shares:

(a)	shares of any class other than Common Shares;

(b)	rights, options or warrants (other than (i) pursuant to a employee stock option plan or employee share purchase plan or other employment incentive, (ii) rights, options or warrants exercisable not more than 45 days from the date of issue to purchase Common Shares at a price per Common Share equal to or greater than the Current Warrant Price or to purchase Convertible Securities having a conversion price per Common Share equal to or greater than the Current Warrant Price or (iii) as provided for in Section 4.3);

(c)	evidences of indebtedness; or

(d)	any other assets (other than a cash dividend payable out of the earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Corporation), and, in any of those cases, the issuance or distribution does not constitute a distribution to which Sections 4.2 or 4.3 applies (any of such events being herein called a “Special Distribution”), then the Current Warrant Price shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to a price which is the product of:

(i)            the Current Warrant Price in effect on such record date; and

(ii)           a fraction where:

(1)	the numerator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by the Current Market Price on the record date, less the fair market value (as determined by the directors acting in good faith with a view to the interests of all of the security holders of the Corporation, including the Holder) of the shares, evidences of indebtedness, assets or property, or rights, options or warrants so distributed; and

10

(2)	the denominator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by such Current Market Price.

To the extent that the Special Distribution is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of such rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.5	Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.

(a)	If there shall occur a reclassification or redesignation of Common Shares at any time or a change of the Common Shares into other shares or other securities or any other capital reorganization (other than a share dividend, subdivision or combination referred to in Section 4.1), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification or redesignation of the Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the undertaking or assets of the Corporation to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), and, pursuant to the terms of such Capital Reorganization, common shares of the successor or acquiring corporation, or any cash, shares or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common shares of the successor or acquiring corporation (any such consideration other than Common Shares, the “Other Property”), are to be received by or distributed to the holders of Common Shares, then the Holder of the Warrants shall have the right thereafter to receive, and still accept upon the exercise of the Warrant in lieu of the Common Shares to which such Holder was therefore entitled to receive, the number of Common Shares and the Other Property receivable upon or as a result of such Capital Reorganization by a holder of the number of Common Shares into which the Warrant is exercisable immediately prior to such event.

(b)	Subject to the prior written approval of the principal stock exchange or over-the- counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 4.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 4.4 shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or Other Property thereafter deliverable upon the exercise of any Warrant.

11

Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by the board of directors of the Corporation, acting reasonably and in good faith. The foregoing provisions of this Section 4 shall similarly apply to successive Capital Reorganization transactions.

4.6	Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of Common Shares into which the Warrants are exercisable and the Current Warrant Price provided for in Section 4:

(a)	The adjustments required by Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, subject to the following subsections of this Section 4.6, and for the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b)	No adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Current Warrant Price and no adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share upon exercise of the Warrants; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments, and in any case, prior to exercise.

(c)	In computing adjustments under this Section 4, fractional interests of less than 0.5 of one Common Share shall be rounded down, and fractional interests of 0.5 or more of one Common Share shall be rounded up, in each case to the nearest whole share.

(d)	If the Corporation undertakes a transaction contemplated under this Section 4 and as a result takes a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(e)	If at any time a question or dispute arises with respect to adjustments provided for in Section 4, such question or dispute will be conclusively determined by the independent auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered professional accountants that is a participant of the Canadian Public Accountability Board, as may be selected by action of the Holder and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such independent auditor or chartered professional accountant with access to all necessary records of the Corporation.

12

(f)	In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to these Warrants, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(g)	In any case that an adjustment pursuant to Section 4 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of these Warrants, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Expiration Date or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Warrant Shares or of such other securities or property.

4.7	Other Action Affecting Common Shares. If and whenever at any time after the date hereof and prior to the Expiration Date, the Corporation takes any action affecting its Common Shares to which the foregoing provisions of this Section 4 are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes thereof, or would otherwise materially affect the rights of the Holder hereunder, then the Corporation shall execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such a manner as the board of directors of the Corporation may determine to be equitable in the circumstances, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval.

4.8	Common Share Transfer Taxes. The issue of share certificates or DRS Advices upon exercise of the Warrants shall be made without charge to the Holder for any stamp or issuance tax in respect of such issue. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any Transfer involved in the issue and delivery of shares in any name other than that of the Holder, and the Corporation shall not be required to issue or deliver any such share certificate or DRS Advice unless and until the Person or Persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

13

5.	Notices to Warrant Holders.

5.1	Required Notice. The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4, forthwith give notice to the Holder specifying the event in reasonable detail requiring such adjustment or readjustment and the results thereof, including the resulting Current Warrant Price.

5.2	No Rights as Shareholder. This Warrant Certificate does not entitle the Holder to any voting or other rights as a shareholder of the Corporation prior to due exercise and payment of the Warrant Price in accordance with the terms hereof.

6.	No Impairment. The Corporation shall not by any action, including, without limitation, amending its constating documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Corporation will (a) take all such commercially reasonable action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non- assessable Common Shares upon the exercise of this Warrant Certificate, and (b) use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Corporation to perform its obligations under this Warrant Certificate (other than the filing of a prospectus or registration statement). Upon the request of the Holder, the Corporation will at any time during the period the Warrants are outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of the Warrants and the obligations of the Corporation hereunder.

7.	Reservation and Authorization of Common Shares; Registration With Approval of Any Governmental Entity. From and after the Closing Date, the Corporation shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Common Shares which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and non-assessable. Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the Corporation shall take any corporate action which may be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of such Common Shares at such adjusted Current Warrant Price. Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant Certificate is exercisable or in the Current Warrant Price, the Corporation shall use its commercially reasonable efforts to obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof (other than filing a prospectus or registration statement).

14

8.	If Share Transfer Books Closed. The Corporation shall not be required to deliver certificates or DRS Advices for Warrant Shares while the share transfer books of the Corporation are properly closed, including prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof, and the making of any subscription and payment for the Warrant Shares called for thereby during any such period delivery of certificates or DRS Advices for Warrant Shares may be postponed for a period of three (3) Business Days after the date of the re-opening of said share transfer books.

9.	Supplying Information. Upon any default by the Corporation of its obligations hereunder, the Corporation shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by applicable Securities Laws as a condition to the availability of an exemption from such Securities Laws for the sale of any Warrant or Warrant Shares issued upon exercise of a Warrant.

10.	Loss or Mutilation. Upon receipt by the Corporation from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate and indemnity or security reasonably satisfactory to it and reimbursement to the Corporation of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Corporation will execute and deliver in lieu hereof a new Warrant Certificate of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant Certificate in identifiable form is surrendered to the Corporation for cancellation.

11.	Office of the Corporation. As long the Warrants remain outstanding, the Corporation shall maintain an office or agency (which may be the principal executive offices of the Corporation) where the Warrants may be presented for exercise, registration of Transfer, division or combination as provided in this Warrant Certificate.

12.	Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase Common Shares, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Shares, whether such liability is asserted by the Corporation or by creditors of the Corporation.

13.	Miscellaneous.

13.1	Confidentiality. The confidentiality obligations and restrictions of the parties contained in the Amended and Restated Mutual Non-Disclosure Agreement dated January 22, 2024 shall apply to this Warrant Certificate as if fully set forth herein.

13.2	Non-waiver. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right.

15

13.3	Notice Generally. Any notice or other communication to be given hereunder shall be in writing and shall be addressed to:

in the case of notice to the Holder:

Panasonic Holdings Corporation
1006, Kadoma, Kadoma City
Osaka 571-8501, Japan

Attention:	Masahiko Tsugita
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Allen & Overy Gaikokuho Kyodo Jigyo Horitsu Jimusho
22nd Floor, JP Tower
2-7-2 Marunouchi, Chiyoda-ku
Tokyo 100-7022

Attention:	Nick Wall and Hitomi Komachi
Email:	[REDACTED – CONTACT INFORMATION]

in the case of notice to the Corporation:

Nouveau Monde Graphite Inc.
481, rue Brassard
Saint-Michel-des-Saints, Québec J0K 3B0
Canada

Attention:	Eric Desaulniers
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
99 Bank Street, Suite 500
Ottawa, Ontario K1P 6B9
Canada

Attention:	Alison Babbitt
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Geoffrey Gilbert
Email:	[REDACTED – CONTACT INFORMATION]

16

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 13.3.

13.4	Successors and Assigns. This Warrant Certificate shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Warrant Certificate in their entirety, without the consent of the Corporation, to (i) Japan SPC, or (ii) any Affiliate; provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Warrant Certificate. This Warrant Certificate shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

13.5	Amendment. This Warrant Certificate may be modified or amended or the provisions of this Warrant Certificate waived only with the written consent of both the Corporation and the Holder. Any such amendment under this Section 13.5 will be subject to the prior approval of the TSXV, the NYSE and any applicable Other Exchange having jurisdiction.

13.6	Severability. Wherever possible, each provision of this Warrant Certificate shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Certificate shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Certificate.

13.7	Electronic Execution and Delivery. This Warrant Certificate will not be valid for any purpose whatsoever until signed by the Corporation. This Warrant Certificate, and any notice given in accordance herewith, may be signed by electronic signature (including by DocuSign or Adobe Sign) and delivered via electronic mail (including pdf), or other transmission or method.

13.8	Headings. The headings used in this Warrant Certificate are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Certificate.

13.9	Currency Exchange. In the event that any value or amount to be calculated hereunder is expressed in United States dollars and must be calculated in Canadian dollars (and vice versa), such value or amount shall be calculated using the applicable Bank of Canada daily average exchange rate for such conversion on the Business Day immediately preceding the applicable date of conversion, or as the parties to this Warrant Certificate may otherwise mutually agree.

17

13.10	Governing Law. This Warrant Certificate shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable in that province.

13.11	Language. The parties confirm their express wish that this agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

13.12	Resolution of Disputes.

(a)	The parties shall discuss and use reasonable efforts to settle any Disputes.

(b)	Any dispute, claim, difference, or controversy arising out of, relating to or having any connection with this Warrant Certificate, including any dispute as to its existence, validity, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with this Warrant Certificate (a “Dispute”), which cannot be settled pursuant to Section 13.12(a) within 20 days from receiving written notice from either party of the existence of such Dispute, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). All issues of arbitrability, including the existence, scope, or applicability of the agreement to arbitrate, are delegated to the arbitral tribunal constituted under the ICC Rules, or another authority in accordance with such ICC Rules.

(c)	The seat of the arbitration shall be New York. The parties may agree to hold hearings or other meetings in other locations.

(d)	The language of the arbitration shall be English. All documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by an English translation.

(e)	The parties agree that any arbitration shall be maintained confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial or regulatory proceedings. For the avoidance of doubt, no award or procedural order made in the arbitration shall be published.

(f)	The number of arbitrators shall be one. The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute. The parties shall endeavour to nominate the sole arbitrator by agreement. If the parties have not agreed upon a person to act as arbitrator hereunder within 30 days after any party’s request for arbitration, the arbitrator shall be chosen pursuant to the applicable ICC Rules.

18

(g)	The arbitrator shall be independent and impartial of each party. The parties agree to comply with the International Bar Association Guidelines on Conflicts of Interest in Arbitration in matters concerning prospective arbitrator appointments and disclosure of relationships between parties, party representatives, and the arbitrator.

(h)	The award shall be final and binding upon the parties. Unless otherwise provided by this Warrant Certificate, the arbitral award may involve any form of any relief permitted by New York law and deemed appropriate by the tribunal, including specific performance of the parties’ obligations. To the fullest extent permitted by any applicable law, each party hereby waives any right to appeal, challenge, annul, set aside or vacate the award on any grounds (including on the grounds that the award is against public policy, invalid or unenforceable) in any national courts. Each party undertakes to make any payments required by, or otherwise comply with, the award within a period of 30 days following the date of the award.

(i)	Each party shall bear its own fees and costs for any arbitration, provided that, the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion award fees and costs against such party.

(j)	Each party hereby acknowledges that it would not have an adequate remedy at law for money damages in the event that this Warrant Certificate was not performed in accordance with its terms and therefore agrees that each party shall be entitled to specific performance and/or interim relief. The parties hereby acknowledge and agree that they may apply to the tribunal or to any court of competent jurisdiction for conservatory or interim measures. Nothing in this clause shall be construed as precluding a party from seeking a remedy at law in conjunction with specific performance and/or interim relief, even though the remedy at law it is inadequate.

(k)	Notwithstanding the initiation of dispute resolution procedures in accordance with this Section 13.12, the parties shall continue to perform their respective obligations under this Warrant Certificate.

[Signature Page Follows]

19

IN WITNESS WHEREOF, Nouveau Monde Graphite Inc. has caused this Warrant Certificate to be executed by a duly authorized officer.

Dated: February ___, 2024.

NOUVEAU MONDE GRAPHITE INC.

By:
Name: Eric Desaulniers
Title: Chief Executive Officer

Acknowledged and agreed to as of February ___, 2024 by

PANASONIC HOLDINGS CORPORATION

By:
Name:
Title:

[Signature page to Warrant Certificate]

EXHIBIT A

WARRANT EXERCISE FORM

[To be executed only upon exercise of Warrant]

To: Nouveau Monde Graphite Inc. (the “Corporation”)

The undersigned registered owner of these Warrants exercises Warrants for the purchase of ________________________________(insert number) Common Shares of the Corporation (“Common Shares”), and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant Certificate and requests that a [DRS Advice / share certificate] for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to___________________________________________________________________________ and whose address is_____________________________________________________________________________________________________

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation that after giving effect to this exercise of the Warrants, the beneficial owner of the Common Shares, together with any person acting jointly or in concert with the undersigned holder, would in the aggregate beneficially own (including deemed beneficial ownership, as such term is described in National Instrument 62-104 Take-Over Bids and Issuer Bids), or exercise control or direction over, directly or indirectly, ________________________________________ (insert number) voting or equity securities of the Corporation.

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation as follows (check one):

❑      1. The undersigned (i) is not a U.S. person, (ii) is not exercising the Warrants within the United States or for the account or benefit of a U.S. person or a person in the United States, (iii) is not executing this Warrant Exercise Form with the intent to distribute either directly or indirectly any of the Common Shares acquired hereunder in the United States, and (iv) has in all other respects complied with the terms of Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

❑      2. The undersigned is delivering a written opinion of U.S. counsel to the effect that the securities issuable upon the exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder; or

❑      3. The undersigned or an Affiliate thereof (i) purchased the Warrants directly from the Corporation pursuant to a subscription agreement for its own account; (ii) is exercising the Warrants for its own account; (iii) was an “accredited investor,” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, on the date the Warrant was purchased from the Corporation, if applicable, and is an “accredited investor” on the date of exercise; and (iv) the representations and warranties of the undersigned holder set forth in such subscription agreement (other than representations regarding the undersigned holder’s ownership of the Corporation’s equity securities at the time of entry into such subscription agreement), and if applicable as if made by the Affiliate, remain true and correct on the date hereof.

The terms “U.S. person” and “United States” are as defined in Regulation S under the U.S. Securities Act.

A-1

The undersigned holder understands that unless Box 1 above is checked, the certificate representing the Common Shares issued upon exercise of this Warrant Certificate will bear a legend set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NOUVEAU MONDE GRAPHITE INC. AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

In addition, the undersigned holder understands that the certificates representing the Common Shares issued on the exercise of this Warrant Certificate may bear the legend contained in and as per Section 2.4 of this Warrant Certificate.

[signature page follows]

A-2

Signature

Executed this _____________ day of _____________________.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(State) (Zip Code)

NOTICE: The signature on this subscription must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant Certificate for the purchase of Common Shares of Nouveau Monde Graphite Inc. hereby sells, assigns and transfers unto the Assignee named below all of the rights, benefits, duties and obligations of the undersigned under this Warrant Certificate, with respect to the number of Common Shares set forth below:

(Name and Address of Assignee)

(Number of Common Shares)

and does hereby irrevocably constitute and appoint______________attorney-in-fact to register such transfer on the books of the Corporation, maintained for the purpose, with full power of substitution in the premises.

In connection with this transfer: (check one):

❑      The undersigned transferee hereby certifies that (i) it is not a U.S. person, (ii) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (iii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any person within the United States, (iv) it is not executing this Warrant Certificate with the intent to distribute either directly or indirectly such securities in the United States, and (v) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

❑      The undersigned (i) is acquiring the Warrants for its own account and (ii) is an “accredited investor,” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act.

❑      The undersigned transferee is delivering a written opinion of United States legal counsel, reasonably satisfactory to the Corporation, to the effect that this transfer of Warrants have been registered under the U.S. Securities Act or are exempt from registration thereunder.

[signature page follows]

B-1

Dated:	Dated:

(Print Name and Title)	(Print Name and Title of Transferee)

(Signature)	(Signature of Transferee)

(Witness)	(Witness)

The signature of the abovesigned holder must correspond exactly with the name of the Holder as set forth on the face of the Warrant Certificate to which this Exhibit B is attached in every particular, without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the abovesigned holder or a duly authorized signing officer in the case of a corporation. The signature must be guaranteed by a Canadian chartered bank or by a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

SCHEDULE C

OFFTAKE AGREEMENT

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE D

INVESTOR RIGHTS AGREEMENT

(see attached)

PRE-EXECUTION VERSION

Investor Rights Agreement

THIS Investor Rights Agreement (this “Agreement”) is made and entered into this [●]1 day of February, 2024, by and between Nouveau Monde Graphite Inc., a Canadian corporation governed by the Canada Business Corporations Act (“NMG”) and Panasonic Holdings Corporation, a Japanese corporation (“Panasonic”) (NMG and Panasonic being hereinafter collectively called the “Parties” and individually a “Party”), in connection with the sale and issuance by NMG of 12,500,000 Common Shares (as defined below) and an equal amount of Common Share purchase warrants (the “Warrants” and individually a “Warrant”), each exercisable for one Common Share (each a “Warrant Share” and collectively the “Warrant Shares”), to Panasonic pursuant to the terms and conditions of the Subscription Agreement dated as of the date hereof by and among NMG and Panasonic (the “Subscription Agreement”).

As a material inducement of Panasonic to purchase the Common Shares and the Warrants and complete possible further investments in NMG, NMG hereby agrees that, in addition to any and all other rights provided to Panasonic as shareholder of NMG pursuant to the Subscription Agreement and any other agreements entered into by NMG and Panasonic in connection with Panasonic’s investment in the Common Shares and the Warrants or any other securities of NMG, Panasonic will be entitled to the following contractual rights.

1.	Definitions

Except as otherwise specified herein, all capitalized terms used but not otherwise defined herein shall have the respective meanings assigned thereto in the Subscription Agreement. For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“5% Threshold” means that Panasonic, Japan SPC, and their respective Affiliates collectively own, directly or indirectly, 5% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise or conversion of any Convertible Securities;

(b)	“10% Threshold” means that Panasonic, Japan SPC, and their respective Affiliates collectively own, directly or indirectly, 10% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise or conversion of any Convertible Securities;

(c)	“20% Threshold” means that Panasonic, Japan SPC, and their respective Affiliates collectively own, directly or indirectly, 20% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of NMG issuable upon the exercise or conversion of any Convertible Securities;

(d)	“Affiliate” means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

(e)	“Anchor Investor” means any of IQ, General Motors Holdings LLC, Pallinghurst Graphite International Limited, Mitsui & Co., Ltd., Panasonic and their respective Affiliates;

(f)	“Anti-Corruption Laws” means all applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) as amended; the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada), Anti-Corruption Act (Québec) and the U.K. Bribery Act;

1 To be dated the Closing Date.

(g)	“Anti-Money Laundering Laws” means the U.S. Patriot Act, U.S. Money Laundering Control Act of 1986, U.S. Bank Secrecy Act, Proceeds of Crime (Money Laundering Act) and Terrorism Financing Act of 2001 (Canada), as amended, the regulations and rules promulgated under each of the foregoing and any other applicable Laws concerning or relating to terrorism financing or money laundering of the jurisdictions in which NMG or any of its subsidiaries operate;

(h)	“Applicable Securities Laws” means, collectively, all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions, and the rules and policies of the Exchanges and any other market or marketplace on which securities of NMG are traded, listed or quoted;

(i)	“BIS” means the U.S. Bureau of Industry and Security;

(j)	“Board” means the board of directors of NMG;

(k)	“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec or in Tokyo, Japan and (ii) a day on which banks are generally closed in the Province of Québec or in Tokyo, Japan;

(l)	“Canadian Securities Legislation” means the Securities Act (Québec) and any similar securities legislation of each of the provinces of Canada, as amended from time to time, and the rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under that legislation and the policies, instruments, bulletins and notices of one or more of the commissions or other securities authorities of the Canadian provinces and territories;

(m)	“Change of Control” means (a) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of NMG, or (b) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of NMG;

(n)	“Common Shares” means common shares in the capital of NMG;

(o)	“Convertible Securities” means securities that are exercisable for, convertible into or exchangeable for Common Shares, including options and warrants;

(p)	“Director” means a member of the Board;

(q)	“Exchange Rules” means the rules and regulations of any exchange on which the Common Shares are listed;

(r)	“Exchanges” shall have the meaning ascribed thereto in Section 7(b);

(s)	“Excluded Securities” shall have the meaning ascribed thereto in Section 3(g);

(t)	“FEOC” means a (A) Person who is a “foreign entity of concern,” as such term is defined in Section 30D of the Internal Revenue Code of 1986, as amended, or (B) a Person “linked to or subject to influence by hostile or non-likeminded regimes or states,” as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy;

(u)	“FID” has the meaning ascribed thereto in the Offtake Agreement;

(v)	“FID Equity Financing” means an offering of Common Shares and/or Convertible Securities by NMG to one or more investors in connection with FID;

(w)	“Framework Agreement” means the framework agreement among NMG, Mitsui & Co, LTD. and Panasonic Energy Co., Ltd dated October 20, 2022;

(x)	“Government Official” means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any Person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(y)	“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(z)	“IQ” means Investissement Québec, together with its successors and permitted assigns;

(aa)	“Japan SPC” means a special purpose vehicle to be established by, inter alios, Panasonic and Mitsui & Co., Ltd. and/or Japan Organization for Metals and Energy Security in connection with Panasonic’s investment in NMG;

(bb)	“Law” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, order, directive, judgment, decree, injunction, decision, ruling, award, writ, and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Applicable Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity;

(cc)	“Locked-Up Shares” means, collectively, any Common Shares (i) purchased by Panasonic or its Affiliates pursuant to the Subscription Agreement (including, for the avoidance of doubt, any Warrant Shares), (ii) purchased by Panasonic or its Affiliates in connection with any exercise of the Pre-Emptive Right or the Top-Up Right, in each case in accordance with the provisions of this Agreement, and (iii) issued to Panasonic or its Affiliates in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the Common Shares referred to in clauses (i) and (ii) above;

(dd)	“Management Proxy Circular” means a proxy circular issued by management of NMG dealing with the election of Directors, among other things;

(ee)	“NMG Competitor” means a Person primarily engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the business of the exploration, development or operation of graphite mines, or the design, manufacturing or production of graphite anode products, provided that Panasonic, Japan SPC, and their respective Affiliates will not in any event be deemed an NMG Competitor, and provided further that the Board shall consider in good faith whether a Person is an NMG Competitor;

(ff)	“Notes” means the unsecured convertible notes issued by NMG on November 8, 2022 to Mitsui & Co., Ltd., IQ, and Pallinghurst Bond Limited, as amended and/or amended and restated from time to time;

(gg)	“Offtake Agreement” means the offtake agreement dated February 14, 2024 by and between NMG and Panasonic Energy Co., Ltd.;

(hh)	“Offtaker” means Panasonic for so long as it or any of its Affiliates, are a party to the Offtake Agreement or have a commitment to purchase purified graphite production from NMG or any of its Affiliates under a long-term (greater than one year) offtake agreement;

(ii)	“Panasonic Competitor” means (a) an original equipment manufacturer of batteries that are used primarily in vehicles (whether gas or electric powered) that are used primarily on public roads, streets, or highways (whether sold direct or through franchised dealers), or any Person that controls or owns substantially all of the equity interests in an original equipment manufacturer of batteries for vehicles (whether gas or electric powered) that are used primarily on public roads, streets, or highways (whether sold direct or through franchised dealers), (b) any Affiliate of the Persons under subject clause (a) of this definition;

(jj)	“Panasonic Pro Rata Interest” means on any date, the aggregate security ownership interest of Panasonic, Japan SPC, and their respective Affiliates in NMG, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of NMG beneficially owned, directly or indirectly, or over which control or direction is exercised by Panasonic, Japan SPC, and their respective Affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of NMG. For purposes of this calculation, any voting or equity shares of NMG issuable upon the exercise or conversion of any Convertible Securities shall be excluded from this calculation and not included in the calculations of (i) and (ii) above;

(kk)	“Pending Top-Up Securities” means any Excluded Securities in respect of which the Top-Up Right of Panasonic remains exercisable;

(ll)	“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

(mm)	“Registration Rights Agreement” means the registration rights agreement dated as of the date hereof by and between NMG and Panasonic;

(nn)	“Reporting Jurisdictions” means each of the provinces of Canada, the United States and each of the states of the United States;

(oo)	“Restricted Party” means any (a) Sanctioned Person, (b) FEOC, or (c) a Panasonic Competitor but expressly excluding any Anchor Investor and any Person appointed to the Board by any Anchor Investor;

(pp)	“Sanctioned Person” means any Person: (a) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions Laws of the United States or any other applicable Sanctions Authority; (b) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (c) an entity owned or controlled by any of the foregoing Persons in clauses (a) or (b) hereof;

(qq)	“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(rr)	“Sanctions” means the economic sanctions Laws, trade embargoes, export controls or restrictive measures administered, enacted or enforced by any Sanctions Authority;

(ss)	“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(tt)	“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the U.S. Securities Act of 1933, as amended;

(uu)	“U.S. GAAP” means the United States generally accepted accounting principles in effect from time to time; and

(vv)	“Warrant Certificate” means the warrant certificate issued by NMG to Panasonic on the date hereof.

2.	Board Seats; Nomination Conditions; Board Observer Right

(a)	For so long as Panasonic meets the 10% Threshold, Panasonic shall be entitled, at its own discretion, to designate one nominee (the “First Panasonic Nominee”) for election or appointment (as applicable) to the Board.

(b)	In addition to its right to designate the First Panasonic Nominee pursuant to Section 2(a), for so long as Panasonic meets the 20% Threshold, Panasonic shall be entitled, at its own discretion, to designate one additional nominee for election or appointment (as applicable) to the Board (the “Second Panasonic Nominee” together with the First Panasonic Nominee collectively the “Panasonic Nominees” and individually a “Panasonic Nominee”). If Panasonic is entitled to nominate the Second Panasonic Nominee pursuant to this Section 2(b), then at least one of the Panasonic Nominees must be independent within the meaning of (i) Regulation 52-110 respecting Audit Committees (Québec) and (ii) Section 303A.02 of the NYSE Listed Company Manual and applicable rules of the SEC at the time of their election as a Director and for so long as they continue to be a Director. In connection with the designation of the Panasonic Nominees, Panasonic shall consider the equity, diversity and inclusion programs, policies and strategies of NMG, and Panasonic shall consider in good faith any views, positions and recommendations made by NMG regarding the Panasonic Nominees in connection therewith.

(c)	Notwithstanding the foregoing, to be eligible as a Panasonic Nominee, such individual must be eligible to be a corporate director pursuant to the Canada Business Corporations Act, applicable Canadian Securities Legislation and Exchange Rules and consent in writing to act as a director of NMG.

(d)	As long as Panasonic has a right to designate a Panasonic Nominee to the Board under this Section 2, NMG shall include such Panasonic Nominee(s) in any Management Proxy Circular, and take the necessary steps to ensure that the rights of Panasonic are respected, including recommending the registered or beneficial holders of one or more Common Shares or other shares in the capital of NMG (the “Shareholders”) vote in favour of the election of the Panasonic Nominee(s) to the Board and soliciting proxies or consents from Shareholders in favour of the election thereof, and to support such Panasonic Nominee(s) for election in a manner no less rigorous and favourable in which NMG supports its other director nominees.

(e)	NMG shall notify Panasonic of its intention to hold an annual meeting of Shareholders (or a special meeting at which the Shareholders are to vote for the election of Directors) at least 45 days and no more than 75 days before its Management Proxy Circular relating to such meeting is anticipated to be approved by the Board, subject to a shorter notification period with the prior written consent of Panasonic. Panasonic shall have the right to notify NMG of the Panasonic Nominee(s) designated by it in accordance with this Section 2 at any time, but at least 15 days before the said approval, failing which Panasonic shall be deemed to have designated the same Panasonic Nominee(s) who serves as a Director at such time, subject to such individual satisfying the conditions for appointment to the Board in Section 2(c).

(f)	Before the first annual meeting of Shareholders following the date of this Agreement, or if the individual designated by Panasonic as a Panasonic Nominee ceases to be a director of NMG or if the Board position held by a Panasonic Nominee otherwise becomes vacant, Panasonic shall be entitled to recommend another individual as Panasonic Nominee to replace such Panasonic Nominee, and such individual shall be appointed by the Board as soon as reasonably possible, insofar as the Canada Business Corporations Act, applicable Canadian Securities Legislation and Exchange Rules allow, for a term ending at the close of the next annual meeting of Shareholders. Failing such a recommendation by Panasonic, the Board may fill the vacancy, but only if it is required to do so to comply with the Canada Business Corporations Act, applicable Canadian Securities Legislation and Exchange Rules, provided such director thereby designated by the Board resigns as soon as Panasonic decides to put forward a Panasonic Nominee to fill such vacancy.

(g)	For a period of 18 months following the date of this Agreement and provided that:

(i)	Panasonic has exercised its right to appoint a Panasonic Nominee to the Board in accordance with this Section 2;

(ii)	NMG has provided Panasonic with advance written notice of the Director nominees that management of NMG will recommend Shareholders vote in favour of in connection with an annual general meeting of the Shareholders of NMG (the “Management Nominees”); and

(iii)	no Management Nominee is a Restricted Party;

then, Panasonic agrees to vote all Common Shares beneficially owned, or over which control or direction is exercised, by Panasonic and its Affiliates at each meeting of Shareholders in favour of:

(iv)	the Management Nominees (other than: (i) in connection with any merger, amalgamation, arrangement, take-over bid, going private transaction or other similar transaction; or (ii) any Management Nominees that the Board is recommending as required under or in connection with arrangements with another Shareholder); and

(v)	an FID Equity Financing requiring Shareholder approval.

(h)	For so long as Panasonic is entitled to designate one or more Panasonic Nominees pursuant to this Section 2, Panasonic shall be entitled (but not obligated) to designate an observer in place of each such Panasonic Nominee(s) to attend all meetings of the Board in a nonvoting observer capacity (a “Panasonic Observer”).

(i)	If (i) Panasonic ceases to have the right to nominate any Panasonic Nominees to the Board pursuant to Section 2(a) and 2(b), (ii) Panasonic meets the 5% Threshold, and (iii) Panasonic or any of its Affiliates are an Offtaker, then Panasonic shall have the right to appoint one Panasonic Observer to attend all meetings of the Board. NMG shall invite the Panasonic Observer to, subject to the terms of the Observer Agreement (as defined below), attend and participate in all meetings of the Board in a non-voting capacity.

(j)	NMG shall, subject to the exclusions outlined in Section 2(k), give the Panasonic Observer(s) copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that the Panasonic Observer(s) shall agree to enter into observer governance and confidentiality agreements with NMG, in form and substance satisfactory to NMG, acting reasonably (each, an “Observer Agreement”) prior to being permitted to attend any meetings of the Board and/or being provided with any materials provided to the Board (or any committee thereof).

(k)	The Panasonic Observer(s) may be excluded from access to any material or meeting or portion thereof if such exclusion is reasonably necessary to preserve the attorney-client privilege, to prevent a conflict of interest between Panasonic and NMG, (it being understood that this includes any sensitive information relating to or potentially affecting NMG’s relationship with Panasonic or customers introduced by Panasonic and the agreements related thereto), to avoid antitrust issues, or as otherwise required in order to comply with any applicable Laws.

(l)	For so long as a Panasonic Nominee is serving on the Board, such Panasonic Nominee shall be entitled in such Panasonic Nominee’s discretion to be a member of such committees of the Board to which such Panasonic Nominee may be appointed from time to time. For the avoidance of doubt, Panasonic Observers shall not be entitled to be a member of any committees of the Board.

(m)	NMG shall allow the Panasonic Nominees and the Panasonic Observers to participate in any Board or committee meetings (that they are entitled to attend) remotely by telephone, videoconference or by means of a similar communication equipment whereby all persons participating in the Board meeting or committee meeting, as applicable, are able to hear, see and speak to each other.

(n)	The Panasonic Nominees shall be entitled to the same board compensation as other non-management Directors (unless waived by Panasonic). NMG shall pay travel and other expenses incurred by the Panasonic Nominees in connection with their attendance at in-person meetings of the Board or any committee thereof.

(o)	NMG shall not be required to (i) pay any compensation to, or reimburse any expenses of, the Panasonic Observer(s) or (ii) provide any indemnification, or maintain coverage under any policies of directors’ and officers’ insurance, in favour of the Panasonic Observer(s).

3.	Right to subscribe for new shares or securities

(a)	In the event of any issuance of any Common Shares or Convertible Securities (collectively “Pre-Emptive Right Securities” and any such issuance of Pre-Emptive Right Securities, a “Subsequent Offering”), Panasonic shall have the right (the “Pre-Emptive Right”) to subscribe for and acquire, on the same terms and conditions of such Subsequent Offering:

(i)	in the case of a Subsequent Offering of Common Shares, such number of Common Shares as would result in the Panasonic Pro Rata Interest immediately following completion of the Subsequent Offering being equal to the Panasonic Pro Rata Interest immediately prior to the Subsequent Offering; and

(ii)	in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities (assuming conversion, exercise, or exchange of all of the Convertible Securities issued in connection with the Subsequent Offering) as would result in the Panasonic Pro Rata Interest immediately following completion of the Subsequent Offering being equal to the Panasonic Pro Rata Interest immediately prior to the Subsequent Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by Panasonic, Japan SPC, and their respective Affiliates as part of the Subsequent Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to Panasonic to be completed in accordance with Section 3(e), unless NMG and Panasonic agree that Panasonic will participate directly in the Subsequent Offering.

(b)	At least 10 Business Days (or such shorter period as may be required to comply with the rules of the TSX Venture Exchange or the New York Stock Exchange) prior to the public announcement of the Subsequent Offering (or, in the case of a Subsequent Offering that is an underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of NMG without a prior marketing process (a “Bought Deal”), at least two Business Days), NMG shall deliver to Panasonic a notice in writing (the “Financing Notice”). The Financing Notice shall set out:

(i)	the number of Common Shares or Convertible Securities proposed to be issued;

(ii)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Subsequent Offering;

(iii)	to the extent known, the subscription price per Common Share or Convertible Security proposed to be issued by NMG under such Subsequent Offering;

(iv)	the proposed closing date for the issuance of Common Shares or Convertible Securities to Panasonic, assuming exercise of the Pre-Emptive Right by Panasonic; and

(v)	the number of Common Shares outstanding as of the date of the Financing Notice.

(c)	If Panasonic wishes to exercise the Pre-Emptive Right in respect of a particular Subsequent Offering, Panasonic shall give written notice to NMG (the “Exercise Notice”) of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that Panasonic wishes to purchase within 7 Business Days (or, in the case of a Subsequent Offering that is a Bought Deal, 24 hours) after the date of receipt of the Financing Notice by Panasonic (the “Exercise Notice Period”).

(d)	If Panasonic returns an Exercise Notice to NMG within the Exercise Notice Period, then NMG shall, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the Common Shares or Convertible Securities are listed), which approvals NMG shall use its best efforts to obtain, and subject to compliance with applicable Laws, issue to Panasonic against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

(e)	The closing of the exercise of the Pre-Emptive Right will take place on the closing date set out in the Financing Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Financing Notice (or such earlier or later date as the Parties may agree), then Panasonic may choose to withdraw its Exercise Notice, in which case NMG will have no obligation to issue to Panasonic, and Panasonic will have no obligation to purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(f)	If Panasonic does not elect to exercise its Pre-Emptive Right in full, then NMG shall be free for a period of 90 days following the expiration of the Exercise Notice Period (or notice from Panasonic to NMG that it will not exercise the Pre-Emptive Right, if provided prior to the expiration of the Exercise Notice Period) to sell the Common Shares or Convertible Securities, as applicable, subject to the Financing Notice on terms and conditions not more favorable to the purchasers thereof; provided that any Common Shares or Convertible Securities offered or sold by NMG after such 90 day period, or any Common Shares or Convertible Securities offered or sold by NMG during such 90 day period on terms and conditions more favorable to the purchasers thereof than those offered to Panasonic in the Financing Notice, must, in either case, be reoffered to Panasonic pursuant to this Section 3 as though it were a new Subsequent Offering.

(g)	The rights of Panasonic under Section 3(a)-3(f) will not apply, and NMG will not be required to grant any right to Panasonic to subscribe for and acquire Pre-Emptive Right Securities, in connection with Common Shares or Convertible Securities issued in the following circumstances (collectively, “Excluded Securities”):

(i)	in respect of the issuance of securities pursuant to any at-the-market offering;

(ii)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements or equity incentive plans of NMG and any issuance of Common Shares pursuant thereto;

(iii)	in connection with the conversion of a Note or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security issued prior to the date hereof;

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with third party lenders (“Lenders”) to NMG, in each case, with an equity component;

(v)	in connection with any transaction pursuant to which NMG issues Common Shares or Convertible Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where NMG would not be the surviving entity as a publicly traded company;

(vi)	in connection with the FID Equity Financing;

(vii)	in respect of the exercise of any top-up right similar to the Top-Up Right by any other third party; and

(viii)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that Panasonic shall be permitted to participate in any such event in its capacity as a shareholder of NMG to the same extent as all other shareholders of NMG), in each case which have been approved by the Board.

(h)	NMG shall notify Panasonic in writing (the “Cure Notice”) as soon as reasonably practicable if the Panasonic Pro Rata Interest becomes less than 20%, 10% or 5% as a result of NMG issuing Excluded Securities (a “Dilution Event”). Upon receipt of a Cure Notice, Panasonic shall have the right (the “Top-Up Right”), subject to the receipt of all required regulatory and other approvals (including the approvals of any stock exchange on which NMG’s securities are then listed), within 90 days of receipt of the Cure Notice, to subscribe and acquire, by way of a private placement, such number of Common Shares, as would result in the Panasonic Pro Rata Interest immediately following completion of the Dilution Event being equal to the Panasonic Pro Rata Interest immediately prior to the Dilution Event. The price of the securities to be acquired by Panasonic under the Top-Up Right will be the closing price of the Common Shares on the TSX Venture Exchange (or, to the extent not listed on the TSX Venture Exchange, any recognized exchange on which the Common Shares are listed at the time) the day prior to the date of receipt of the Cure Notice. NMG shall use commercially reasonable efforts to obtain, and, subject to compliance with applicable Laws and stock exchange rules (including any hold period imposed by Applicable Securities Laws or any stock exchange), issue to Panasonic against payment of the subscription price payable in respect thereof, that number of securities set forth in the notice.

(i)	Notwithstanding Section 3(c), in the case of a Cure Notice delivered in connection with a Subsequent Offering for which Panasonic did not send the Exercise Notice within the Exercise Notice Period, Panasonic shall have the right, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the securities or the underlying securities of any convertible title are listed), within an additional 20 days after the closing of a Subsequent Offering, to give to NMG the Exercise Notice to subscribe and acquire securities, by way of a private placement, at the same price and conditions of the Subsequent Offering subject to any hold period imposed by Applicable Securities Laws and the rules of any stock exchange. NMG shall use commercially reasonable efforts to obtain, and subject to compliance with applicable Laws and stock exchange rules, issue to Panasonic against payment of the subscription price payable in respect thereof, the number of Common Shares or Convertible Securities, as applicable, set forth in the Exercise Notice.

(j)	For greater certainty, if Panasonic does not decide to exercise its Top-Up Right within the 90-day period provided for in a Cure Notice, Panasonic will no longer be entitled to any Top-Up Right or other right in connection with the issuance referred to in the applicable Cure Notice (it being understood, for greater certainty, that if any other right referred to in this Section 3(j) requires a lower Panasonic Pro Rata Interest than the one for which the applicable Cure Notice was delivered, Panasonic shall be entitled to Top-Up Rights with respect to such rights requiring a lower Panasonic Pro Rata Interest in the event the Panasonic Pro Rata Interest becomes less than the applicable percentage as a result of any Dilution Event).

(k)	Notwithstanding anything to the contrary in this Agreement, prior to the earlier of: (i) the FID Equity Financing and (ii) the date that is 180 days following the date of this Agreement, NMG shall not authorize, issue or sell any Common Shares or Convertible Securities in any jurisdiction or agree to do so or publicly announce any intention to do so pursuant to a debt or equity financing (public offering or a private placement) without the prior written consent of Panasonic, which consent may be withheld in Panasonic’s sole and absolute discretion.

(l)	Panasonic shall not be entitled to exercise the Pre-Emptive Right and Top-Up Right under this Section 3, and all of the Panasonic’s rights under this Section 3 shall terminate on the date on which Panasonic ceases to meet the 10% Threshold.

4.	Information Rights

(a)	In the case of (x) Sections 4(a)(i) and 4(a)(ii)(1), for so long as Panasonic meets the 10% Threshold, (y) in the case of Section 4(a)(ii)(2), for so long as Panasonic must account for its investment in NMG under the equity method under U.S. GAAP, and (z) and in the case of Section 4(a)(ii)(3), for so long as Panasonic, Japan SPC or their respective Affiliates is a shareholder of NMG:

(i)	NMG shall provide Panasonic, its designees and its representatives with reasonable access upon reasonable notice during normal business hours, to:

(1)	NMG’s and its subsidiaries’ books and records so that Panasonic may conduct reasonable inspections, investigations and audits relating to NMG and its subsidiaries, including as to the internal accounting controls and operations of NMG and its subsidiaries;

(2)	conduct a maximum of two site visits per year at NMG’s and its subsidiaries’ properties;

(ii)	NMG shall deliver to Panasonic:

(1)	forthwith following receipt thereof, a copy of any notice, letter, correspondence or other communication from a Governmental Entity or any litigation proceedings or filings involving NMG, in each case, in respect of NMG’s potential, actual or alleged material violation of any and all Laws applicable to the business, affairs and operations of NMG and its subsidiaries anywhere in the world, and any responses by NMG in respect thereto;

(2)	for the year ended December 31, 2023 and subsequent quarterly and annual reporting periods, as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of NMG’s quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of NMG’s annually publicly issued financial statements with respect to such fiscal year to U.S. GAAP, if it was reasonably determined by Panasonic, that this information is necessary for Panasonic’s financial reporting, accounting or tax purposes; and

(3)	as promptly as practicable, such information and documentation relating to NMG and its Affiliates as Panasonic may reasonably request from NMG from time to time for purposes of complying with Panasonic’s tax reporting obligations with respect to its ownership of NMG.

(b)	The provision of any information pursuant to this Section 4 shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege.

5.	Lock-Up

(a)	Except as expressly permitted by Section 5(c), until the date that is 18 months following the date hereof (the “Lock-Up Expiration Date”), none of Panasonic or any of its Affiliates shall, directly or indirectly, assign, sell, transfer, offer, contract to sell, accept an offer to purchase, gift, pledge, encumber, hypothecate, provide a security interest in respect of, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, whether by actual disposition or effective economic disposition pursuant to any swap or other arrangement that transfers to another, in whole or in part, any interest in, or economic consequences of ownership of any of the Locked-Up Shares beneficially owned, directly or indirectly, by Panasonic (a “Transfer”).

(b)	Following the Lock-Up Expiration Date and except as expressly permitted by Section 5(c), none of Panasonic or any of its Affiliates shall knowingly, Transfer:

(i)	any Locked-Up Shares to a Restricted Party or NMG Competitor; or

(ii)	equity securities representing more than 5% of the then issued and outstanding Common Shares (assuming conversion of any such equity securities that are Convertible Securities) to any one Person, including such Person’s Affiliates and any joint actors;

provided that any Transfer that takes place through the facilities of a stock exchange of which the Common Shares are listed or through a transaction facilitated by a broker dealer without disclosure being made to Panasonic of the purchaser of such securities, shall not constitute a breach of this Section 5(b).

(c)	the restrictions and limitations in Section 5(a) and Section 5(b) shall not apply to:

(i)	any Transfers, prior to the Lock-Up Expiration Date, to Japan SPC or any Affiliate of Panasonic, provided that any such transferee shall, prior to any such Transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to Panasonic, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, or an agreement that NMG believes, acting reasonably, is substantively aligned with the terms of this Agreement, mutatis mutandis;

(ii)	any Transfer pursuant to a bona fide third party “take-over bid” (as defined in National Instrument 62-104 Take-over Bids and Issuer Bids) provided that (1) such take-over bid is made to all shareholders of NMG, (2) in the event that the take-over bid is not completed in accordance with the terms recommended to shareholders by the Board, the Locked-Up Shares will remain subject to the restrictions and limitations contained in Section 5(a) and Section 5(b);

(iii)	any Transfer pursuant to or in accordance with any “business combination” (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions) involving NMG, provided that in the event that the business combination is not completed in accordance with the terms recommended to shareholders by the Board, the Locked-Up Shares will remain subject to the restrictions and limitations contained in Section 5(a) and Section 5(b);

(iv)	any Transfer in connection with Panasonic pledging or hypothecating any Locked-Up Shares in favour of a Lender as security for a bona fide loan (a “Loan”), provided that, any such Transfer shall be on terms and conditions acceptable to the Board, acting reasonably, and without limitation, it will be deemed to be reasonable for the Board to require, as conditions of providing consent to any such Transfer, that (1) the Lender first agrees in writing with NMG to be bound by the terms of this Agreement, (2) NMG will have a contractual right with the Lender to cure any default or event of default by Panasonic under the Loan before the Lender will have any right to Transfer any Locked-Up Shares, and (3) upon the repayment of the Loan, the Locked-Up Shares will remain subject to the restrictions and limitations contained in Section 5(a) and Section 5(b); and

(v)	any other Transfer of any securities pursuant to the exercise of any right pursuant to this Agreement, the Subscription Agreement, the Registration Rights Agreement or the Warrant Certificate.

6.	Standstill

(a)	Until 11:59 p.m. (Montréal time) on the date that is three years from the date hereof, Panasonic and its Affiliates will not, alone or in concert with others, without the prior written consent of NMG or as otherwise expressly permitted under this Agreement:

(i)	purchase, acquire, or offer to purchase (except under the terms of the Subscription Agreement, the Registration Rights Agreement, the Warrant Certificate, or any other subscription agreement between Panasonic and NMG entered into following the date hereof) any equity securities of NMG (including Common Shares), except pursuant to:

(1)	a stock dividend or dividend-in-kind paid by NMG or a subsidiary to all holders of Common Shares, including pursuant to any dividend reinvestment plan of NMG or a subsidiary;

(2)	a security-based compensation arrangement;

(3)	open market purchases of Common Shares following the FID Equity Financing, provided that, at any given time, the aggregate number of Common Shares purchased in all such transactions shall not be more than one percent (1%) of the number of issued and outstanding Common Shares at such time; or

(4)	as otherwise permitted pursuant to Section 5(c);

(ii)	effect, seek, offer or propose, or in any way advise or encourage any other Person to effect, seek, offer or propose (in each case, whether publicly or otherwise):

(1)	any take-over bid, merger, amalgamation, plan of arrangement, reorganization or other business combination involving NMG or any of its assets; or

(2)	any recapitalization, restructuring, liquidation, dissolution, disposition of a material portion of the assets or other extraordinary transaction with respect to NMG or any of its assets;

(iii)	directly or indirectly make, or in any way participate in, any solicitation of proxies to vote, or seek to advise or influence any other Person with respect to the voting of any voting securities of NMG;

(iv)	otherwise act in a manner to seek to control the management, Board or the policies of NMG beyond the Board and committee representation provided in this Agreement or as provided to the Japan SPC or its Affiliates;

(v)	enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aide, encourage or act in concert with, any other Persons (excluding Japan SPC and its Affiliates) in connection with any of the foregoing;

(vi)	make any public announcement of any intention to do or take any of the foregoing or take any action that could require NMG to make a public announcement with respect to any of the foregoing; or

(vii)	attempt to induce any party not to make or conclude any proposal with respect to NMG by threatening or indicating that Panasonic may take any of the foregoing actions.

(b)	Panasonic will not, alone or in concert with others, without the prior written consent of NMG or as otherwise expressly permitted under this Agreement, purchase, acquire, or offer to purchase any equity securities of NMG that would result in Panasonic, Japan SPC, and their respective Affiliates owning, or exercising control over, more than 20% of the then outstanding Common Shares.

(c)	Notwithstanding the foregoing, the limitations and prohibitions set forth in this Section 6 shall no longer apply from the earliest of:

(i)	the date NMG enters into a definitive agreement with a third party that provides for (1) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of NMG, (2) the date NMG enters into a definitive agreement with a third party that provides for an acquisition of all or substantially all of the assets of NMG, or (3) the date a third party, alone or in concert with others, enters into a definitive agreement to acquire, or acquires, directly or indirectly, more than 50% of the voting securities of NMG; provided, however, that, in the event that the proposed transaction in (1), (2) or (3) is terminated, the limitations and prohibitions set forth in Section 6(a) shall be reinstated;

(ii)	the date NMG makes a public announcement regarding the entering into of an agreement described in paragraph (i) above; and

(iii)	the date the Board gives an opinion supportive of NMG entering into an agreement described in paragraph (i) above.

7.	Other Covenants of NMG

(a)	For so long as Panasonic meets the 10% Threshold, NMG shall not, without Panasonic’s prior written consent:

(i)	enter into any agreement in respect of, or otherwise support or recommend, a direct or indirect equity investment in NMG from, or any Change of Control to, a Sanctioned Person or a FEOC;

(ii)	enter into any agreement in respect of, or otherwise support or recommend, any of the following transactions with a Restricted Party:

(1)	a direct or indirect equity investment in an Affiliate of NMG that directly or indirectly owns the assets of NMG’s Matawinie mine project or the Bécancour battery material plant project (the “Subject Business”), including a joint venture with respect to the Subject Business;

(2)	the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Subject Business; or

(3)	the acquisition, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Subject Business;

except in any case where the failure to enter into any such agreement, or otherwise support or recommend any such transaction, would be inconsistent with the Directors’ fiduciary duties under applicable Laws.

(b)	NMG shall maintain listing for its Common Shares on the TSXV and NYSE (the “Exchanges”), or another securities or stock exchange approved in advance by Panasonic, and shall not de-list or resolve to de-list its Common Shares from either Exchange without the prior written consent of Panasonic, which consent may be withheld in Panasonic’s sole and absolute discretion, unless such de-listing results from a merger, business combination or plan of arrangement in which the Shareholders receive securities of another listed entity or such de-listing results from the listing graduation from one of the Exchanges to another recognized securities or stock exchange, including, for the avoidance of doubt, any graduation from the TSXV to the TSX.

(c)	For so long as Panasonic, Japan SPC, or any of their respective Affiliates is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(ii)	neither NMG, its subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of NMG, or any Person acting on its behalf shall:

(1)	give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any Government Official or other Person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other Person to use their influence with any Governmental Entity or any government-owned Person to effect or influence any act or decision of such Governmental Entity or government-owned Person; and

(2)	accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws; and

(iii)	NMG shall (and shall cause its subsidiaries to) maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws including records of payments to third parties (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which NMG adopts an anti-corruption compliance policy, NMG shall provide a copy of such policy to Panasonic, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to Panasonic concerning its compliance with Anti-Corruption Laws. NMG shall promptly notify Panasonic if NMG becomes aware of any material violation of Anti-Corruption Laws.

(d)	For so long as Panasonic, Japan SPC, or any of their respective Affiliates is a shareholder of NMG, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall and shall cause its subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any Person acting on its or their behalf to comply with all applicable Sanctions;

(ii)	NMG shall as soon as practicable and no later than January 1, 2025, institute and maintain a risk-based compliance program commensurate with a company of NMG’s size and stage of development to ensure compliance with Sanctions by itself, its subsidiaries, and each of their respective directors, officers, and employees. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. Within 30 days after the date on which NMG adopts such policy, NMG shall provide a copy of such policy to Panasonic, together with the resolutions of the Board or other relevant official document evidencing NMG’s adoption of such policy. Upon reasonable request, NMG agrees to provide responsive information to Panasonic concerning its compliance with Sanctions. NMG shall promptly notify Panasonic if NMG becomes aware of any material violation of Sanctions;

(iii)	NMG shall not, and shall cause its subsidiaries and its and their respective employees, directors or officers not to, conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(iv)	neither NMG, nor any of its subsidiaries or their respective directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of NMG, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(e)	As of the date of this Agreement:

(i)	neither NMG, nor any of its subsidiaries, or its or their respective employees, directors or officers conducts any business transaction or activity with a Sanctioned Person or Sanctioned Territory; and

(ii)	neither NMG, nor any of its subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of NMG, indirect owner of one percent (1%) or more interest in NMG as of the date of this Agreement, or any direct or, to the knowledge of NMG, indirect owner that may acquire five percent (5%) or more interest in NMG after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of NMG, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person.

(f)	Sections 7(d), 7(e), and this Section 7(f) shall not be interpreted or applied in relation to NMG to the extent that the representations made under Sections 7(d), 7(e), and this Section 7(f) violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(g)	For so long as Panasonic, Japan SPC, or any of their respective Affiliates is a Shareholder, and in connection with NMG carrying out its related responsibilities:

(i)	NMG shall cause its employees, Directors, officers, and to the best of its ability, any Person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

(ii)	NMG shall as soon as practicable and no later than January 1, 2025, institute and maintain policies and procedures commensurate with a company of NMG’s size and stage of development designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its subsidiaries’ and each of their respective directors, officers, and employees.

(h)	NMG shall, and shall cause each of its subsidiaries to: (a) make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of NMG and such subsidiaries; and (b) devise and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary: (A) to permit preparation of financial statements in conformity with IFRS or any other criteria applicable to such statements and (B) to maintain accountability for assets.

(i)	Prior to making, or accepting, any ownership investment after the date hereof, NMG shall, as applicable under the relevant Laws and regulations, and unless Panasonic has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion of such investment regarding the status of the investment under the national security review provisions of the Investment Canada Act.

(j)	Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, NMG and its subsidiaries agree to cooperate with any inquiry by Canadian Governmental Entities with respect to NMG’s business (or that of its subsidiaries) or any past or new investment NMG or its subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by Canadian Governmental Entities, after due discussion with Canadian Governmental Entities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, NMG and its subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, decree, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with any Canadian Governmental Entity with respect to any such investment NMG or its subsidiaries have received or undertaken, or receive or undertake.

(k)	NMG and its subsidiaries shall promptly inform Panasonic of any such inquiry, and keep Panasonic reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving NMG or its subsidiaries relating to any developments in any regulatory process resulting from such inquiry.

(l)	As applicable under relevant Law, NMG and its subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on NMG or its subsidiaries.

(m)	NMG represents and warrants that it and its subsidiaries have provided, and covenants to provide, to the best of its knowledge, truthful and complete information to Canadian Governmental Entities with respect to inquiries or requests that NMG or its subsidiaries have received or may receive, as applicable.

(n)	NMG and its subsidiaries shall promptly advise Panasonic of the receipt of any communication from a Canadian Governmental Entity relating to Panasonic and shall consult with and obtain the consent of Panasonic prior to communicating with a Canadian Governmental Entity relating to Panasonic.

8.	General Provisions

(a)	Termination. Other than the provisions in Sections 8(a), 8(b), 8(c), 8(d), 8(f), 8(g), 8(h), 8(i), 8(j), 8(m), 8(o), 8(p), 8(q) of this Agreement, this Agreement shall automatically terminate and neither Party shall have any further rights or obligations hereunder immediately upon Panasonic ceasing to meet the 5% Threshold. Notwithstanding the foregoing:

(i)	the Parties’ rights and obligations under Sections 7(c), 7(d), 7(e), 7(f), 7(g), 7(i), 7(j), 7(k), 7(l), 7(m), 7(n) of this Agreement shall survive so long as Panasonic is an Offtaker or owns Common Shares;

(ii)	Section 4(a)(ii) (as it relates to clause (2) and (3) thereto) shall survive for the periods set forth therein; and

(iii)	the termination of this Agreement shall not affect any of the rights or liabilities of any Party in connection with any breach of this Agreement which may have occurred before Panasonic ceases to hold any Common Shares or Warrant Shares in NMG.

(b)	Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by both Parties. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. No waiver of any provision (or any breach thereof) of this Agreement shall constitute a waiver of any other provision (or any breach thereof), nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(c)	Non-Assignment. Neither Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party. Notwithstanding the foregoing, Panasonic may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of NMG, to (i) an Affiliate of Panasonic or (ii) any Japan SPC, in each case provided that (1) any such assignee shall, prior to any such transfer, agree to be bound by, and comply with, all of the obligations, covenants, provisions, and terms of this Agreement that are applicable to Panasonic, and shall deliver to NMG a duly executed undertaking to such effect in form and substance satisfactory to NMG, acting reasonably, and (2) such assignment and transfer shall not release Panasonic from any accrued liability for its obligations under this Agreement.

(d)	Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

(e)	Further Acts. Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement.

(f)	Successors and Assigns. This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors and permitted assigns.

(g)	No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h)	Notices.

(i)	Any notice or other communication to be given hereunder shall be in writing and shall:

(1)	in the case of notice to Panasonic, be addressed to:

Panasonic Holdings Corporation
1006, Kadoma, Kadoma City
Osaka 571-8501, Japan

Attention:	Masahiko Tsugita
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Allen & Overy Gaikokuho Kyodo Jigyo Horitsu Jimusho
22nd Floor, JP Tower
2-7-2 Marunouchi, Chiyoda-ku
Tokyo 100-7022

Attention:	Nick Wall and Hitomi Komachi
Email:	[REDACTED – CONTACT INFORMATION]

(2)	In the case of notice to NMG, shall be addressed to:

Nouveau Monde Graphite Inc.
481 rue Brassard
Saint-Michel-des-Saints Québec J0K 3B0
Canada

Attention:	Eric Desaulniers
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
99 Bank Street, Suite 500
Ottawa, Ontario K1P 6B9
Canada

Attention:	Alison Babbitt
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Geoffrey Gilbert
Email:	[REDACTED – CONTACT INFORMATION]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. (in the jurisdiction of the recipient) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either Party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 8(h).

(i)	Governing Law. This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

(j)	Resolution of Disputes.

(i)	The parties shall discuss and use reasonable efforts to settle any Disputes (as defined below).

(ii)	Any dispute, claim, difference, or controversy arising out of, relating to or having any connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with this Agreement (a “Dispute”), which cannot be settled pursuant to Section 8(j)(i) within 20 days from receiving written notice from either party of the existence of such Dispute, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). All issues of arbitrability, including the existence, scope, or applicability of the agreement to arbitrate, are delegated to the arbitral tribunal constituted under the ICC Rules, or another authority in accordance with such ICC Rules.

(iii)	The seat of the arbitration shall be New York. The parties may agree to hold hearings or other meetings in other locations.

(iv)	The language of the arbitration shall be English. All documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by an English translation.

(v)	The parties agree that any arbitration shall be maintained confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial or regulatory proceedings. For the avoidance of doubt, no award or procedural order made in the arbitration shall be published.

(vi)	The number of arbitrators shall be one. The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute. The parties shall endeavour to nominate the sole arbitrator by agreement. If the parties have not agreed upon a person to act as arbitrator hereunder within 30 days after any party’s request for arbitration, the arbitrator shall be chosen pursuant to the applicable ICC Rules.

(vii)	The arbitrator shall be independent and impartial of each party. The parties agree to comply with the International Bar Association Guidelines on Conflicts of Interest in Arbitration in matters concerning prospective arbitrator appointments and disclosure of relationships between parties, party representatives, and the arbitrator.

(viii)	The award shall be final and binding upon the parties. Unless otherwise provided by this Agreement, the arbitral award may involve any form of any relief permitted by New York law and deemed appropriate by the tribunal, including specific performance of the parties’ obligations. To the fullest extent permitted by any applicable law, each party hereby waives any right to appeal, challenge, annul, set aside or vacate the award on any grounds (including on the grounds that the award is against public policy, invalid or unenforceable) in any national courts. Each party undertakes to make any payments required by, or otherwise comply with, the award within a period of 30 days following the date of the award.

(ix)	Each party shall bear its own fees and costs for any arbitration, provided that, the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion award fees and costs against such party.

(x)	Each party hereby acknowledges that it would not have an adequate remedy at law for money damages in the event that this Agreement was not performed in accordance with its terms and therefore agrees that each party shall be entitled to specific performance and/or interim relief. The parties hereby acknowledge and agree that they may apply to the tribunal or to any court of competent jurisdiction for conservatory or interim measures. Nothing in this clause shall be construed as precluding a party from seeking a remedy at law in conjunction with specific performance and/or interim relief, even though the remedy at law it is inadequate.

(xi)	Notwithstanding the initiation of dispute resolution procedures in accordance with this Section 8(j), the parties shall continue to perform their respective obligations under this Agreement.

(k)	Filing & Disclosure. Considering NMG being a listed company, NMG and Panasonic shall cooperate with each other in order to file, disclose, or complete such other procedure applicable under the relevant applicable Laws and/or stock exchange rules in order to give full effect to the terms and conditions set forth in this Agreement. If any of the terms and conditions are not permitted under the said Laws and/or rules, then NMG and Panasonic shall discuss in good faith the necessary adjustments to achieve the similar effect to the terms and conditions set forth herein to the extent possible.

(l)	Confidentiality. The confidentiality obligations and restrictions of the parties contained in the Amended and Restated Mutual Non-Disclosure Agreement dated January 22, 2024 shall apply to this Agreement as if fully set forth herein.

(m)	Public Notices/Press Releases. No Party shall (i) issue any press release or otherwise make public announcements or disclosures with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed), or (ii) make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 8(m) shall be subject to each Party’s overriding obligation to make any disclosure or regulatory filing required under applicable laws and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by applicable Laws, in no circumstance shall any such disclosure by, or regulatory filing of, NMG or any of its Affiliates include the name of the Panasonic and/or its Affiliates without Panasonic’s prior written consent, in its sole discretion.

(n)	Language. The Parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les Parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

(o)	Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Laws or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

(p)	Entire Agreement. This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof. Nothing in this Section 8(p) limits or excludes any liability for fraud.

(q)	Counterparts. This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered (including by electronic means, e.g., DocuSign or Adobe Sign) and delivered via electronic mail (including pdf), or other transmission or method in any number of counterparts, with the same effect as if each Party had signed and delivered the same document, and all counterparts shall be construed together to be an original and shall constitute one and the same agreement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first written above.

NOUVEAU MONDE GRAPHITE INC.

Per:
	Name:	Eric Desaulniers
	Title:	Chief Executive Officer

PANASONIC HOLDINGS CORPORATION

Per:
Name:
Title:

[Signature page to Investor Rights Agreement]

SCHEDULE E

REGISTRATION RIGHTS AGREEMENT

(see attached)

PRE-EXECUTION VERSION

NOUVEAU MONDE GRAPHITE INC.

– and –

PANASONIC HOLDINGS CORPORATION

REGISTRATION RIGHTS AGREEMENT

February [●], 2024

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions	1
1.2	Rules of Construction	7
1.3	Accounting Principles	7
Article 2 REGISTRATION RIGHTS		8
2.1	Demand Registration Rights	8
2.2	Piggyback Registration	9
2.3	Shelf Registration	11
2.4	Expenses	12
2.5	Other Sales	12
2.6	No Change or Subordination	13
2.7	Preparation; Reasonable Investigation	13
2.8	Indemnification	13
2.9	Sale by Affiliates	16
2.10	Rule 144 and Regulation S	16
2.11	Conflict	16
2.12	Acting as Trustees	17
Article 3 AMENDMENTS		17
3.1	Amendments and Modifications	17
3.2	Changes in Capital of the Corporation	17
Article 4 GENERAL		17
4.1	Application of this Agreement	17
4.2	Termination	18
4.3	Assignment	18
4.4	Permitted Transferees	19
4.5	Co-operation	19
4.6	Further Assurances	19
4.7	Time	19
4.8	Enurement	19
4.9	Public Notices/Press Releases	19
4.10	Public Disclosure	20
4.11	Confidentiality	20
4.12	Notices to Parties	21

- i -

4.13	Entire Agreement	22
4.14	Waiver	23
4.15	Consent	23
4.16	Governing Law	23
4.17	Resolution of Disputes	23
4.18	Severability	25
4.19	Counterparts	25
4.20	Language	25

SCHEDULE A REGISTRATION RIGHTS PROCEDURES

- ii -

 THIS REGISTRATION RIGHTS AGREEMENT is made as of the [●]1 day of February, 2024.

BETWEEN:

NOUVEAU MONDE GRAPHITE INC., a company governed by the Canada Business Corporations Act

(the “Corporation”)

- and -

PANASONIC HOLDINGS CORPORATION, a company governed by the laws of Japan

(the “Investor”).

WHEREAS pursuant to the terms of a subscription agreement (the “Subscription Agreement”) dated the 14th day of February, 2024 between the Corporation and the Investor, the Corporation agreed to issue and sell to the Investor, and the Investor agreed to purchase from the Corporation, an aggregate of 12,500,000 Common Shares (as defined below) and the Warrants (as defined below) on the terms and subject to the conditions set forth in the Subscription Agreement;

AND WHEREAS in connection with the Subscription Agreement, the Parties (as defined below) desire to set forth their agreements regarding the Investor’s registration rights with respect to the Common Shares held by the Investor and the Warrant Shares (as defined below), together with any other Common Shares issued to the Investor from time to time in connection with a share split, stock dividend or any similar transaction involving the Common Shares or the Warrant Shares (collectively, the “Registerable Shares”) and certain other matters relating to the Registerable Shares (as defined below);

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“5% Threshold” means that the Investor, Japan SPC, and their respective Affiliates collectively own, directly or indirectly, 5% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of the Corporation issuable upon the exercise or conversion of any Convertible Securities;

1 Agreement will be dated (and effective) as of the Closing Date.

“10% Threshold” means that the Investor, Japan SPC, and their respective Affiliates collectively own, directly or indirectly, 10% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation any Pending Top-Up Securities and, for the avoidance of doubt, any voting or equity shares of the Corporation issuable upon the exercise or conversion of any Convertible Securities;

“Affiliate” means, as to any specified Person, any other Person or entity who directly, or indirectly through one or more intermediaries, (i) Controls such specified Person, (ii) is Controlled by such specified Person, or (iii) is under common Control with such specified Person;

“Applicable Securities Laws” means collectively, all applicable securities Laws of each of the Reporting Jurisdictions and the respective rules and regulations under such Laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions, and the rules and policies of the Exchanges and any other market or marketplace on which securities of the Corporation are traded, listed or quoted;

“Blackout Period” has the meaning set out in Section 2.1(d)(ii);

“Bought Deal” means an underwritten public offering made on a “bought deal” basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Corporation in a “bought deal” letter prior to the filing of a prospectus under Applicable Securities Laws;

“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Québec or in Tokyo, Japan and (ii) a day on which banks are generally closed in the Province of Québec or in Tokyo, Japan;

“Canadian Base Shelf Prospectus” a base shelf prospectus, as such term is defined in National Instrument 44-102 – Shelf Distributions;

“Canadian Prospectus” means a prospectus, as such term is used in National Instrument 41-101 - General Prospectus Requirements, including all amendments and supplements thereto, and includes a preliminary prospectus, a (final) prospectus and, collectively, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status);

“Canadian Securities Laws” the securities legislation in each of the provinces and territories of Canada, as well as federal Canadian securities legislation, including all rules, regulations, instruments, policies, notices, published policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Authorities;

“Canadian Shelf Prospectus Supplement” means a shelf prospectus supplement, as such term is defined in National Instrument 44-102 - Shelf Distributions;

“Closing” has the meaning ascribed in the Subscription Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“Control” or “control” means, in relation to an entity, the power of a Person to ensure that the affairs of the entity are conducted in accordance with the wishes of that Person, including:

(a)	by means of the holding of shares or other securities, or the possession of voting power, in or in relation to that or any other entity; or

(b)	by virtue of any powers conferred by the constitutional documents of that entity, or any other document, regulating that or any other entity;

Control is deemed to arise (without limitation to other circumstances in which Control may arise) when that person:

(i)	owns more than 50% of all voting interests (or similar, however described) in that entity; or

(ii)	has the power, whether through contract or otherwise, to appoint a majority of the board of directors (or similar, however described) of that entity,

“Convertible Securities” means securities that are exercisable for, convertible into or exchangeable for Common Shares, including options and warrants;

“Corporation” has the meaning set out on the first page of this Agreement;

“Demand Registration” has the meaning set out in Section 2.1(b);

“Designated Registerable Shares” has the meaning set out in Section 2.1(c);

“Disclosing Party” has the meaning set out in Section 4.11;

“Distribution” means a distribution of Registerable Shares to the public by way of (a) a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada, (b) a Registration Statement under the U.S. Securities Laws in the United States or (c) a combination of (a) and (b);

“Exchanges” means the TSX Venture Exchange, the New York Stock Exchange or such other principal stock exchange(s) on which the Common Shares are listed;

“Excluded Securities” has the meaning ascribed thereto in the Investor Rights Agreement;

“Free Writing Prospectus” means a Corporation free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of the Common Shares;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

“Indemnified Party” has the meaning set out in Section 2.8;

“Indemnifying Party” has the meaning set out in Section 2.8;

“Investor” has the meaning set out on the first page of this Agreement;

“Investor Rights Agreement” means the investor rights agreement between the Corporation and the Investor dated the date hereof;

“Japan SPC” means a special purpose vehicle to be established by, inter alia, the Investor and Mitsui & Co., Ltd. and/or Japan Organization for Metals and Energy Security in connection with the Investor’s investment in the Corporation;

“Law” means (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, order, directive, judgment, decree, injunction, decision, ruling, award, writ, and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Applicable Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity;

“Lock-Up Expiration Date” has the meaning ascribed thereto in the Investor Rights Agreement;

“Losses” has the meaning set out in Section 2.8(a);

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada;

“Notice” has the meaning set out in Section 4.9;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Pending Top-Up Securities” means any Excluded Securities in respect of which the Top-Up Right of the Investor remains exercisable (as such terms are defined in the Investor Rights Agreement);

“Permitted Holder” means any Affiliate or Subsidiary of the Investor, Japan SPC, and their respective Affiliates or Subsidiaries;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of the Investor are assigned pursuant to Section 4.4;

“Person” means and includes individuals, corporations, limited liability companies, limited partnerships, limited liability partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

“Piggyback Maximum Offering Size” shall have the meaning set forth in Section 2.2(a)(i)(A);

“Piggyback Registerable Shares” has the meaning set out in Section 2.2(a)(i);

“Piggyback Registration” has the meaning set out in Section 2.2(a)(i);

“Prospectus” means (a) a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada, (b)(i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Free Writing Prospectus, or (c) a combination of (a) and (b);

“Receiving Party” has the meaning set out in Section 4.11;

“Registerable Shares” has the meaning set out in the recitals of this Agreement;

“Registration Expenses” means all out-of-pocket expenses incidental to the Parties’ performance of, or compliance with, this Agreement in connection with a Distribution, including all registration and filing fees, all fees and expenses incurred complying with Applicable Securities Laws, all printing expenses, all internal expenses, all “road show” and marketing expenses, all listing fees, all registrars’ and transfer agents’ fees, the fees and disbursements of counsel for the Corporation and the Investor and of the Corporation’s independent public accountants, including the expenses of any special audits and/or “comfort” letters required by or incidental to such performance and compliance, and all expenses or reimbursements owing to any underwriter (including the fees and expenses of the underwriter’s counsel) but excluding Selling Expenses;

“Registration” shall mean a Demand Registration, Piggyback Registration, or Shelf Registration, as the case may be;

“Registration Rights Agreement” means the registration rights agreement between the Corporation and the Investor dated the date hereof;

“Selling Expenses” means all underwriting commissions, discounts or brokers’ commissions incurred in connection with a Distribution;

“Registration Statement” means any registration statement of the Corporation filed with, or to be filed with, U.S. Securities Authorities under the U.S. Securities Act including the related Prospectus, amendments and supplements to such registration statement, include pre- and post- effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related Prospectus) filed on Form S-4, Form F-4 or Form S-8 or any successor form thereto;

“Reporting Jurisdictions” means each of the provinces of Canada, the United States and each of the states of the United States;

“Request” has the meaning set out in Section 2.1(c);

“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the U.S. Securities Act;

“Shelf Registration” has the meaning set out in Section 2.3(a)(i);

“Shelf Registration Statement” has the meaning set out in Section 2.3(a)(i);

“Shelf Underwritten Offering” has the meaning set out in Section 2.3(a)(iv);

“Subscription Agreement” has the meaning set out in the recitals of this Agreement;

“Subsidiary” and “Subsidiaries” with relation to any Person has the meaning ascribed thereto by National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as replaced or amended from time to time (including any successor rule or policy thereto);

“Surviving Provisions” has the meaning set out in Section 4.2;

“Top-Up Right” has the meaning ascribed thereto in the Investor Rights Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in the United States and each of the states in the United States;

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the applicable securities laws of each of the states of the United States and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the U.S. Securities Authorities and the applicable rules and requirements of any United States national securities exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Warrant Certificate” means the warrant certificate issued by the Corporation to the Investor in the form attached as Schedule C to the Subscription Agreement;

“Warrant Shares” means the Common Shares issuable upon the exercise of the Warrants; and

“Warrants” means the 12,500,000 share purchase warrants of the Corporation issued to the Investor, with each whole warrant being exercisable to purchase one (1) Common Share as may be adjusted, pursuant to the terms of the Warrant Certificate.

1.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)	“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedule attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)	the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(f)	reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation; and

(g)	“Dollar” or “$”, in respect of all amounts referred to in this Agreement and all references to currency in this Agreement, unless otherwise expressly stated, shall mean Canadian dollars.

1.3	Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis.

Article 2
REGISTRATION RIGHTS

2.1	Demand Registration Rights

(a)	For so long as the Investor meets the 10% Threshold and following the Lock-Up Expiration Date, the Investor may require the Corporation to register all or a portion of the Registerable Shares then held by the Investor and its Affiliates by filing a Registration Statement and a Prospectus and taking such other steps as may be necessary to facilitate a Distribution of all or any portion of the Registerable Shares held by the Investor and its Affiliates.

(b)	Any such registration effected pursuant to this Section 2.1 is referred to herein as a “Demand Registration”.

(c)	Any such request shall be made by a notice in writing (a “Request”) to the Corporation and shall specify the number and the class or classes of Registerable Shares to be sold (the “Designated Registerable Shares”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdiction(s) in which the filing is to be effected. The Corporation shall, subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Request: (i) a Registration Statement in compliance with applicable U.S. Securities Laws and (ii) a Prospectus in compliance with applicable Canadian Securities Laws, in order to permit the Distribution of all of the Designated Registerable Shares of the Investor specified in a Request. The parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule A shall apply.

(d)	The Corporation shall not be obliged to effect:

(i)	more than two Demand Registrations in any twelve (12) month period; provided that for purposes of this Section 2.1, a Demand Registration pursuant to which the Designated Registerable Shares are to be sold shall not be considered as having been effected until (1) the Registration Statement has been declared effective by the SEC and (2) a receipt has been issued by the Canadian Securities Authorities for the Prospectus and has not been withdrawn or suspended; or

(ii)	a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with its financial and legal advisors, that (A) either (I) the effect of the filing of a Registration Statement and Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, reorganization or similar material transaction involving the Corporation; or (II) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (B) that it is therefore in the best interests of the Corporation to defer the filing of a Registration Statement and Prospectus at such time, in which case the Corporation’s obligations under this Section 2.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Request of the Investor (such 90-day period is referred to herein as a “Blackout Period”); provided, that after any initial Blackout Period, the Corporation may not invoke a subsequent Blackout Period until 12 months have elapsed from the end of any previous Blackout Period; provided, further, that the Corporation shall not register any securities for its own account or that of any other stockholder during such 90-day period other than pursuant to a Registration Statement on Form S-8 or other registration solely relating to an offering or sale to employees or Directors pursuant to any employee stock plan or other employee benefit arrangement.

(e)	In the case of an underwritten public offering of Registerable Shares initiated pursuant to this Section 2.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained which shall perform such offering.

(f)	The Investor shall have the right to withdraw its request for inclusion of its Registerable Shares in any Registration Statement and Prospectus pursuant to this Section 2.1 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing ten (10) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal shall be irrevocable.

(g)	For the avoidance of doubt, the registration rights granted pursuant to the provisions of this Section 2.1 shall be in addition to the registration rights granted pursuant to Section 2.2, below.

2.2	Piggyback Registration

(a)	For so long as the Investor meets the 5% Threshold and following the Lock-Up Expiration Date:

(i)	each time the Corporation elects to proceed with the preparation and filing of (i) a Registration Statement under any U.S. Securities Laws or (ii) a Prospectus under any Canadian Securities Laws, in each case in connection with a proposed Distribution of any of its securities, whether by the Corporation or any of its security holders, the Corporation shall give written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by notice in writing given to the Corporation within twenty (20) days (except in the case of a Bought Deal in which case the Investor shall have only twenty-four (24) hours) after the receipt of any such notice by the Investor, to require that the Corporation cause any or all of the Registerable Shares held by the Investor (the “Piggyback Registerable Shares”) to be included in such Prospectus (such qualification being hereinafter referred to as a “Piggyback Registration”). Notwithstanding the foregoing:

(A)	in the event the lead underwriter or lead agent for the offering advises the Corporation and the Investor that in its good faith opinion, the inclusion of such Registerable Shares, together with such other Common Shares requested to included in the offering by other shareholders of the Corporation with piggyback registration rights, may materially and adversely affect the price or success of the offering (such maximum offering size, the “Piggyback Maximum Offering Size”), the Corporation shall include in such Registration, in the following priority: (i) first, such number of securities the Corporation proposes to sell; and (ii) second, a number of Piggyback Registerable Shares requested by the Investor, together with the number of Common Shares requested to be included in such Piggyback Registration by other shareholders of the Corporation with piggyback rights, allocated, if necessary for the offering not to exceed the Piggyback Maximum Offering Size, pro rata among the Investor and other shareholders of the Corporation based on their relative number of Common Shares requested to be included in the Piggyback Registration;

(B)	the Corporation may at any time before the effective date of such Registration Statement, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate; and

(C)	the Investor shall have the right to withdraw its request for inclusion of its Piggyback Registerable Shares in any Registration Statement and Prospectus pursuant to this Section 2.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and such withdrawal shall be irrevocable and, after making such withdrawal, the Investor shall no longer have any right to include its Piggyback Registerable Shares in the offering pertaining to which such withdrawal was made.

2.3	Shelf Registration

(a)	For so long as the Investor meets the 5% Threshold (except where specified otherwise):

(i)	the Investor shall, subject to Section 2.1(d), have the right to require the Corporation at any time and from time to time to file a Registration Statement, including a Registration Statement covering the resale of all Registerable Shares on a delayed or continuous basis, pursuant to MJDS or on Form F-3 or Registration Statement that may be available at such time (a “Shelf Registration Statement”), and if necessary pursuant to the MJDS in connection therewith, to file a Canadian Prospectus pursuant to the provisions of National Instrument 44-102 - Shelf Distributions, which, for greater certainty, shall include BC Instrument 45-503 - Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers, and take such other steps as may be necessary to register the Distribution in the United States of all or any portion of the Registerable Shares held by the Investor (a “Shelf Registration”), by giving a notice with the information required in Section 2.1(c) to the Corporation.

(ii)	upon exercise of a Shelf Registration right as set forth in Section 2.3(a)(i), the Corporation shall, and subject to Applicable Securities Laws, use its commercially reasonable efforts to file within 30 days after receipt of the Request a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a preliminary Canadian Base Shelf Prospectus (if applicable) and a final Canadian Base Shelf Prospectus relating to such Shelf Registration and secure the issuance of a receipt for such preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution in the United States of all or any portion of the Registerable Shares of the shareholders requested to be included in such Shelf Registration.

(iii)	upon filing any Shelf Registration Statement and, if required, a Canadian Base Shelf Prospectus, the Corporation shall use its commercially reasonable efforts to keep such Shelf Registration Statement effective with the SEC and, if required such Canadian Base Shelf Prospectus effective with the applicable Canadian Securities Authorities, respectively, at all times and to re-file such Shelf Registration Statement or renew such Canadian Base Shelf Prospectus upon its expiration by filing a preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Shelf Registration Statement or Canadian Base Shelf Prospectus related to such Shelf Registration as may be reasonably requested by the Investor or as otherwise required, until such time as all Registerable Shares that could be sold pursuant to such Shelf Registration Statement have been sold, are no longer outstanding or otherwise cease to be “Registerable Shares”.

(iv)	for so long as the Investor meets the 10% Threshold and at any time that a Shelf Registration Statement is effective, if the Investor delivers a notice to the Corporation stating that it intends to effect an underwritten public offering of all or part of the Registerable Shares included on the Shelf Registration Statement (a “Shelf Underwritten Offering”), then the Corporation shall file a prospectus supplement to the Shelf Registration Statement and any applicable Canadian Prospectus as may be necessary to enable such Registerable Shares to be distributed pursuant to the Shelf Underwritten Offering, which Shelf Underwritten Offering shall be deemed a “Demand Registration” for all purposes in this Agreement. Such notice shall include substantially the same information as required by Section 2.1(c) for a Request and shall be considered a “Request” for all purposes in this Agreement, to the extent the applicable as the context may require. The Investor’s rights to request a Shelf Underwritten Offering under the Shelf Registration Statement with respect to the Registerable Shares held by the Investor shall be in addition to the other registration rights provided in this Article 2; provided that the Corporation shall not be obligated to effect any such Shelf Underwritten Offering for any of the reasons set forth in Section 2.1(d) for a Demand Registration, mutatis mutandis. In addition, the provisions of Section 2.1(e) shall apply to any Shelf Underwritten Offering, mutatis mutandis. The Corporation and the Investor shall cooperate in a timely manner in connection with any such Shelf Underwritten Offering and the procedures in Schedule A shall apply to such Shelf Underwritten Offering.

2.4	Expenses

All Registration Expenses incident to the performance of or compliance with this Article 2 by the parties shall be borne by the Corporation other than any and all commissions payable to any underwriter for an underwritten offering or agent for an agency offering that are attributable to the Registerable Shares to be sold by the Investor pursuant to any Demand Registration or Piggyback Registration, which commissions shall be borne by the Investor.

2.5	Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Convertible Securities in any jurisdiction or agree to do so or publicly announce any intention to do so (except for securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any stock option plan or equity incentive plan) until the date which is the later of (a)(i) the date on which the Registration Statement has been declared effective by the SEC and (ii) the date on which a receipt or decision document is issued for the Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration; provided, however, that the Corporation further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with any underwritten offering effected pursuant to this Article 2, which agreements may subject the Corporation to a longer lock-up period.

2.6	No Change or Subordination

The Corporation shall not enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights granted to the Investor hereunder.

2.7	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Registration Statement or Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other Representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its Subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Applicable Securities Laws and in order to enable such underwriters or agents to execute any certificate required to be executed by them for inclusion in each such document.

2.8	Indemnification

(a)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Corporation shall indemnify and hold harmless the Investor, each underwriter or agent involved in the Distribution of Registerable Shares thereunder, each of their respective members, directors, officers, employees and agents, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act against any losses, claims, damages or liabilities (including reasonable counsels’ fees) (“Losses”), joint or several, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees or agents may become subject, insofar as such Losses, (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement or Prospectus, or any amendment or supplement thereof, (ii) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) arise out of or are based upon any violation or alleged violation by the Corporation (or any of its agents or Affiliates) of any Applicable Securities Law, and the Corporation will pay to each the Investor, underwriter, agent or controlling Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Losses may result, as such expenses are incurred; provided, however, that the Corporation shall not be liable in any such case if and to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor, such underwriter or agent or such controlling Person expressly for use in connection with such registration; provided further, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld.

(b)	In connection with any Demand Registration, Piggyback Registration and Shelf Registration, the Investor shall indemnify and hold harmless the Corporation, its directors, each officer who has signed the Registration Statement, and each underwriter or agent involved in the Distribution of Registerable Shares thereunder, and each Person, if any, who controls such Investor, underwriter or agent within the meaning of the U.S. Securities Act or the U.S. Exchange Act to the same extent as the indemnity referred to in clause (a) above from the Corporation to the Investor, but only to the extent that any such Losses arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by the Investor; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld; provided further, however, that in no event shall the aggregate amounts payable by the Investor by way of indemnity or contribution under Section 2.8(b) and 2.8(b) exceed the proceeds from the offering received by the Investor (net of any commissions paid by the Investor), except in the case of fraud or willful misconduct by the Investor.

(c)	Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, only to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)	The indemnifying party shall have the right, by notice to the indemnified party given not later than 30 days after receipt of the notice described in Section 2.8(c), to assume the control, defence, compromise or settlement of the action, provided that such assumption shall, by its terms, be without cost to the indemnified party and provided the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party in accordance with the terms of this Section 2.8.

(e)	Upon the assumption of control of any action by the indemnifying party as set out in Section 2.8(d), the indemnifying party shall diligently proceed with the defence, compromise or settlement of the action at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the indemnified party and, in connection therewith, the indemnified party shall cooperate fully, but at the expense of the indemnifying party with respect to any out-of-pocket expenses incurred, to make available to the indemnifying party all pertinent information and witnesses under the indemnified party’s control, make such assignments and take such other steps as in the opinion of counsel for the indemnifying party are reasonably necessary to enable the indemnifying party to conduct such defence. The indemnified party shall also have the right to participate in the negotiation, settlement or defence of any action at its own expense.

(f)	To provide for just and equitable contribution to joint liability under the U.S. Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the U.S. Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) the Investor will not be required to contribute any amount in excess of the public offering price of all such Registerable Shares offered and sold by the Investor pursuant to such Registration Statement or Prospectus, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall the Investor’s liability pursuant to this Section 2.8(f), when combined with the amounts paid or payable by the Investor pursuant to Section 2.8(f), exceed the proceeds from the offering received by the Investor (net of any commission paid by the Investor), except in the case of willful misconduct or fraud by the Investor.

(g)	Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(h)	Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Corporation and the Investor under this Section 2.8 shall survive the completion of any offering of Registerable Shares in a registration under this Article 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9	Sale by Affiliates

If any Registerable Shares to be sold pursuant to any Demand Registration or Piggyback Registration are owned by Japan SPC, or and of its or the Investor’s respective Affiliates, all references to the Investor in this Article 2 and Schedule A shall be deemed, for the purpose of such Demand Registration or Piggyback Registration, to include the Investor, Japan SPC and/or their respective Affiliates.

2.10	Rule 144 and Regulation S

The Corporation shall use commercially reasonable efforts to file the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of the Investor, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 or Regulation S under the U.S. Securities Act, as such rules may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and it will take such further action as the Investor may reasonably request, all to the extent required from time to time to enable the Investor to sell Registerable Shares without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the U.S. Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of the Investor, the Corporation will deliver to the Investor a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

2.11	Conflict

Notwithstanding the foregoing, to the extent that the provisions regarding indemnification and contribution contained in the underwriting agreement entered into by the Parties in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions of the underwriting agreement shall prevail.

2.12	Acting as Trustees

(a)	The Corporation hereby acknowledges and agrees that, with respect to this Article 2, the Investor is contracting as agent for the other Indemnified Parties referred to in Section 2.8(a). In this regard, the Investor will act as trustee for such Indemnified Parties of the covenants of the Corporation under this Article 2 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

(b)	The Investor hereby acknowledges and agrees that, with respect to this Article 2, the Corporation is contracting on its own behalf and as agent for the other Indemnified Parties referred to in Section 2.8(b). In this regard, the Corporation will act as trustee for such Indemnified Parties of the covenants of the Investor under this Article 2 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

Article 3
AMENDMENTS

3.1	Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

3.2	Changes in Capital of the Corporation

At all times after the occurrence of any event which results in a change to the Common Shares, this Agreement will be deemed to be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Common Shares are so changed, and the Parties shall promptly negotiate in good faith with a view to executing and delivering a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

Article 4
GENERAL

4.1	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any shares or other securities:

(a)	resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to the Registerable Shares beneficially owned, controlled or directed, directly or indirectly, by the Investors; or

(b)	of the Corporation or any successor entity that may be received by the Investor on a merger, amalgamation, arrangement or other reorganization of or including the Corporation;

and, prior to any action referred to in subsection (a) or (b) above being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 4.1.

4.2	Termination

Except for Section 4.1(a), 4.9, 4.12, 4.16 and 4.17 and the surviving indemnification and contribution obligations as provided in Article 2 (the “Surviving Provisions”), which shall survive termination of this Agreement pursuant to this Section 4.2 and continue to be binding on the Parties hereto for the periods set forth in the respective Surviving Provisions, this Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the first date on which the Investor does not meet the 5% Threshold;

(b)	this Agreement is terminated by written agreement of the Parties;

(c)	written notice by the non-defaulting party to the defaulting party in the event the defaulting party is in material breach of any obligation on its part under this Agreement and, where the breach is capable of remedy, is not remedied to the non-defaulting party’s satisfaction within a reasonable period of time; and

(d)	the bankruptcy, dissolution or liquidation of the Corporation or any of the Subsidiaries or the making by the Corporation or any of the Subsidiaries of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation or any of the Subsidiaries under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

Neither the lapsing of the provisions in this Agreement (except for the Surviving Provisions) nor their ceasing to have effect shall affect any accrued rights or liabilities of any Party in respect of damages for non performance of any obligation under this Agreement falling due for performance prior to such lapse and cessation.

4.3	Assignment

(a)	This Agreement is not assignable by the Investor without the Corporation’s prior written consent other than to one or more Permitted Transferees and in compliance with Section 4.4.

(b)	This Agreement is not assignable by the Corporation, except with the prior written consent of the Investor.

4.4	Permitted Transferees

The rights of the Investor hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Registerable Shares to a Permitted Transferee of the applicable Investor. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 4.4 will be effective unless the Permitted Transferee to which the assignment is being made, has delivered to the Corporation a written acknowledgment and agreement in form and substance reasonably satisfactory to the Corporation that the Permitted Transferee will be bound by, and will be a party to, this Agreement. Upon such an assignment, references in this Agreement to the “Investor” shall, mutatis mutandis, apply to and include reference to such Permitted Transferee. A Permitted Transferee to whom rights are transferred pursuant to this Section 4.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 4.4.

4.5	Co-operation

In respect of all Distributions that occur during the term of this Agreement, the Corporation and the Investor and each of its representatives shall use reasonable commercial efforts to comply with all Applicable Securities Laws and stock exchange requirements, including the execution and filing of all necessary documents and prospectus certificates and the taking of all such other steps as may be necessary under Applicable Securities Laws and stock exchange requirements to qualify the Distribution.

4.6	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.7	Time

Time is of the essence of this Agreement.

4.8	Enurement

This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

4.9	Public Notices/Press Releases

(a)	The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each Party’s announcement shall be approved by the other Party in advance, acting reasonably.

(b)	No Party shall:

(i)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(ii)	make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that, this Section 4.9(b) shall be subject to each Party’s overriding obligation to make any disclosure or public regulatory filing required under Applicable Securities Laws or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, and the Party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other Party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Securities Laws or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange, in no circumstance shall any such disclosure by, or public regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor, Japan SPC, or their respective Affiliates without the Investor’s prior written consent, in its sole discretion.

4.10	Public Disclosure

During the period from the date of this Agreement to the Closing (the “Closing”), the Corporation shall provide prior written consent to the Investor of any public disclosure that it proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by applicable law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor, Japan SPC, or their respective Affiliates without the Investor’s prior written consent, in its sole discretion.

4.11	Confidentiality

(a)	For the purposes of this Section, “Confidential Information” means all information of a confidential nature disclosed by whatever means by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) pursuant to this Agreement.

(b)	Each Party undertakes to keep, and shall procure that each of its Affiliates, employees and advisors shall keep, the Confidential Information confidential and not disclose it to any person, other than as permitted under this Section.

(c)	Section 4.10(b) shall not apply to the disclosure of Confidential Information if and to the extent:

(i)	required by any Law or by regulation of any country with jurisdiction over the affairs of the Receiving Party;

(ii)	required by the rules of any securities exchange on which securities of the Receiving Party are listed;

(iii)	required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body; or

(iv)	that such information is in the public domain other than through breach of this Section,

provided that in the case of Sections 4.10(c)(i), (ii) and (iii), the Receiving Party will, to the extent reasonably practicable and permitted by such Law or body promptly notify the Disclosing Party and co-operate with the Disclosing Party regarding the timing and content of such disclosure and any action which the Disclosing Party may reasonably wish to take to challenge the validity of such requirement.

(d)	The Receiving Party may disclose Confidential Information to its Affiliates and to its, and its Affiliates’ employees, advisers and lenders provided it makes each such recipient aware of the obligations of confidentiality assumed by it under this agreement and provided that it uses all reasonable endeavours to ensure that such recipient complies with those obligations as if it was a party to this Agreement.

4.12	Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by same-day or overnight courier, in each case, addressed as follows:

(a)	if to the Corporation:

481 rue Brassard
Saint-Michel-des-Saints, Québec J0K 3B0
Canada

Attention:	Eric Desaulniers
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Josée Gagnon
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP
99 Bank Street, Suite 500
Ottawa, Ontario K1P 6B9
Canada

Attention:	Alison Babbitt
Email:	[REDACTED – CONTACT INFORMATION]

Attention:	Geoffrey Gilbert
Email:	[REDACTED – CONTACT INFORMATION]

(b)	if to the Investor:

Panasonic Holdings Corporation
1006, Kadoma, Kadoma City
Osaka 571-8501, Japan

Attention:	Masahiko Tsugita
Email:	[REDACTED – CONTACT INFORMATION]

with a copy (which shall not constitute notice) to:

Allen & Overy Gaikokuho Kyodo Jigyo Horitsu Jimusho
22nd Floor, JP Tower
2-7-2 Marunouchi, Chiyoda-ku
Tokyo 100-7022

Attention:	Nick Wall and Hitomi Komachi
Email:	[REDACTED – CONTACT INFORMATION]

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date sent if delivered by e-mail on a Business Day before 5:00 p.m. (in the jurisdiction of the recipient), or if not sent on a Business Day before such time, on the first Business Day thereafter, and (iii) two Business Days after being sent by same-day or overnight courier. Each of the Parties hereto shall be entitled to specify a different address by giving notice in writing as aforesaid to each of the other Parties hereto.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any proceeding in respect of which such Notice was or was intended to be given.

4.13	Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement.

4.14	Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

4.15	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

4.16	Governing Law

This Agreement shall be construed and governed by the laws of the Province of Québec and the federal laws of Canada applicable therein without regard to conflict of law principles that would result in the application of the laws of any other jurisdiction.

4.17	Resolution of Disputes

(a)	The parties shall discuss and use reasonable efforts to settle any Disputes.

(b)	Any dispute, claim, difference, or controversy arising out of, relating to or having any connection with this Agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination, or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with this Agreement (a “Dispute”), which cannot be settled pursuant to Section 4.17(a) within twenty (20) days from receiving written notice from either party of the existence of such Dispute, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”). All issues of arbitrability, including the existence, scope, or applicability of the agreement to arbitrate, are delegated to the arbitral tribunal constituted under the ICC Rules, or another authority in accordance with such ICC Rules.

(c)	The seat of the arbitration shall be New York. The parties may agree to hold hearings or other meetings in other locations.

(d)	The language of the arbitration shall be English. All documents submitted in connection with the proceedings shall be in the English language, or, if in another language, accompanied by an English translation.

(e)	The parties agree that any arbitration shall be maintained confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial or regulatory proceedings. For the avoidance of doubt, no award or procedural order made in the arbitration shall be published.

(f)	The number of arbitrators shall be one. The single arbitrator shall be qualified by education and experience to determine the subject matter of the dispute. The parties shall endeavour to nominate the sole arbitrator by agreement. If the parties have not agreed upon a person to act as arbitrator hereunder within thirty (30) days after any party’s request for arbitration, the arbitrator shall be chosen pursuant to the applicable ICC Rules.

(g)	The arbitrator shall be independent and impartial of each party. The parties agree to comply with the International Bar Association Guidelines on Conflicts of Interest in Arbitration in matters concerning prospective arbitrator appointments and disclosure of relationships between parties, party representatives, and the arbitrator.

(h)	The award shall be final and binding upon the parties. Unless otherwise provided by this Agreement, the arbitral award may involve any form of any relief permitted by New York law and deemed appropriate by the tribunal, including specific performance of the parties’ obligations. To the fullest extent permitted by any applicable law, each party hereby waives any right to appeal, challenge, annul, set aside or vacate the award on any grounds (including on the grounds that the award is against public policy, invalid or unenforceable) in any national courts. Each party undertakes to make any payments required by, or otherwise comply with, the award within a period of thirty (30) days following the date of the award.

(i)	Each party shall bear its own fees and costs for any arbitration, provided that, the arbitrator finds that any party has caused undue delay in the arbitration or has otherwise acted unreasonably in initiating or causing such arbitration to be initiated or during the course of the arbitration, then the arbitrator may, in his or her sole discretion award fees and costs against such party.

(j)	Each party hereby acknowledges that it would not have an adequate remedy at law for money damages in the event that this Agreement was not performed in accordance with its terms and therefore agrees that each party shall be entitled to specific performance and/or interim relief. The parties hereby acknowledge and agree that they may apply to the tribunal or to any court of competent jurisdiction for conservatory or interim measures. Nothing in this clause shall be construed as precluding a party from seeking a remedy at law in conjunction with specific performance and/or interim relief, even though the remedy at law it is inadequate.

(k)	Notwithstanding the initiation of dispute resolution procedures in accordance with this Section 4.17, the parties shall continue to perform their respective obligations under this Agreement.

4.18	Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable law.

4.19	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and shall have the same force and effect as an original, and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

4.20	Language

The parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

NOUVEAU MONDE GRAPHITE INC.

Per:
	Name:	Eric Desaulniers
	Title:	Chief Executive Officer

PANASONIC HOLDINGS CORPORATION

Per:
Name:
Title:

[Signature page to Registration Rights Agreement]

SCHEDULE A

REGISTRATION RIGHTS PROCEDURES

1.	Upon receipt of a Request from the Investor, the Corporation shall use its reasonable best efforts to effect the Distribution of Registerable Shares of the Investor, and pursuant thereto the Corporation shall use its reasonable best efforts to as expeditiously as possible:

(a)	following the Corporation’s receipt of the Request in respect of the exercise of a Demand Registration right pursuant to Section 2.1(a) or a Shelf Registration right pursuant to Section 2.3 (and in any event within 21 days of a Shelf Registration right pursuant to Section 2.3) in respect of a Distribution in the United States, as applicable, prepare and file with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registerable Shares by the Investor or by the Corporation in accordance with the intended method or methods of distribution thereof (which may be a Registration Statement filed on Form F-10 under the MJDS (if then available)), make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Registration, the Corporation shall furnish or otherwise make available to the Investor, its counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of the Investor and counsel, and such other documents reasonably requested by the Investor and counsel, including any comment letter from the SEC, and, if requested by the Investor or counsel, provide the Investor or counsel, as applicable, reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the U.S. Securities Act, including reasonable access to the Corporation’s books and records, officers, accountants and other advisors. The Corporation will include comments to any Registration Statement and any amendments or supplements thereto from the Investor or its counsel, or the managing underwriters, if any, as reasonably requested on a timely basis;

(b)	prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and U.S. Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the applicable period provided herein and comply in all material respects with the provisions of the U.S. Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the U.S. Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the Investor set forth in such Registration Statement or otherwise cease to be “Registerable Shares”;

(c)	prepare and file with the Canadian Securities Authorities as soon as practicable following the Corporation’s receipt of the Request, a Prospectus relating to the applicable Demand Registration, Piggyback Registration or Shelf Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the Canadian Securities Authorities, all as may be necessary to permit the Distribution of such securities in compliance with applicable Canadian Securities Laws, and furnish to the Investor and the managing underwriters or underwriters, if any, copies of such Canadian Prospectuses and any amendments or supplements in the form filed with the Canadian Securities Authorities, promptly after the filing of such Canadian Prospectuses, amendments or supplements;

(d)	subject to applicable Canadian Securities Laws, keep the Prospectus effective until the Investor has completed the Distribution described in the Prospectus;

(e)	notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (A) when the Registration Statement, Prospectus or any amendment thereto has been filed, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (B) of any request by the SEC for amendments to the Registration Statement or related Prospectus or for additional information, (C) of any request by the Canadian Securities Authorities for amendments to the Prospectus or for additional information, (D) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose, (E) of the issuance by the Canadian Securities Authorities of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any Prospectus or the initiation or threatening for any proceedings for such purposes, and (F) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registerable Shares for Distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(f)	promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Registration Statement or Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which it was made) not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the Registration Statement or Prospectus in order to comply with the Applicable Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the SEC or Canadian Securities Authorities and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Registration Statement or Prospectus, which shall correct such statement or omission or effect such compliance;

(g)	use commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Registration Statement or Prospectus or suspending any qualification of the Registerable Shares covered by the Registration Statement or Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(h)	furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Registration Statement and Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Registration Statement and Prospectus;

(i)	deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Registration Statement and Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Registration Statement and Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the Distribution of the Registerable Shares covered by the Registration Statement or Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the Distribution of the Registerable Shares by such Person;

(j)	use its commercially reasonable efforts to qualify, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the qualification of such Registerable Shares for Distribution in compliance with the Applicable Securities Laws as any such Person, underwriter or agent reasonably requests in writing; and

(k)	in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types, it being understood for the avoidance of doubt that the Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by Law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be, and furnish to the underwriters or agents and the Investor, among other things:

(i)	an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering or agents in an agency public offering;

(ii)	such corporate certificates, satisfactory to the managing underwriter or underwriters acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the managing underwriter or underwriters may reasonably request; and

(iii)	a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(l)	as promptly as practicable after filing with the SEC or Canadian Securities Authorities, any document which is incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(m)	provide a transfer agent and registrar for all Registerable Shares registered pursuant to this Agreement and provide a CUSIP number for all Registerable Shares, not later than the closing date of the offering;

(n)	make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registerable Shares in any underwritten or agency offering;

(o)	promptly prior to the filing of any document which is to be incorporated by reference into the Registration Statement or Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s Representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(p)	cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registerable Shares to be sold, and cause such Registerable Shares to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registerable Shares to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registerable Shares at least three (3) Business Days prior to any sale of Registerable Shares and instruct any transfer agent and registrar of Registerable Shares to release any stop transfer orders in respect thereof;

(q)	cooperate with the Investor and each underwriter or agent participating in the disposition of such Registerable Shares and their respective counsel in connection with any filings required to be made with FINRA;

(r)	in the case of a Distribution under a Registration Statement, otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the SEC (including Regulation M), and make available, as soon as reasonably practicable (but no more than 18 months after the effective date of the Registration Statement or such later date as provided by Section 11(d) of the U.S. Securities Act), an earnings statement covering the period of at least 12 months beginning with the first day of the Corporation’s first full calendar quarter after the effective date of the Registration Statement (or such later date as provided by Section 11(d) of the U.S. Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(s)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the Distribution of such Registerable Shares; and

(t)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

2.	The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to such Person and its ownership of Registerable Shares as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Registration Statement or Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they are made) not misleading.